2002 ANNUAL REPORT


03055791


QUALITY IS OUR RECIPE
Wendy's
OLD FASHIONED
HAMBURGERS

MERITAGE HOSPITALITY GROUP INC.



Fellow Shareholders:

In 2002, Meritage continued on its new store expansion program and quality service initiatives. Some 2002 highlights include:

- Opening 8 new restaurants which places Meritage, for the third consecutive year, among that fastest growing Wendy's franchises within the Wendy's franchise system. These restaurants are all owned and were financed with variable and fixed rate long-term loans with interest rates ranging from 3.9% to 7.5%.

- Net sales increased 20% to $45,953,000.

- Net earnings improved 33% to $709,000.

- Restaurant operations aimed at providing excellent customer service continued to improve in 2003. For example, average customer wait time in our drive through lines was reduced by approximately 60 seconds.

- As detailed on the back cover of this Annual Report, in an independent consumer survey conducted in 2002, our Wendy's restaurants outperformed our West Michigan competitors (McDonald's, Burger King and Arby's) in 17 of 20 categories involving food product, service excellence, price and value.

Despite these successes, 2002 was also a challenging year due to several elements outside of the Company's control. During the second half of 2002, Wendy's two primary competitors began heavy discounting of high volume menu items. This discounting, combined with a weak local economy, adversely impacted the Company's sales and profits. These trends, along with other elements including the lowering of prices on certain Super Value Menu items to comply with national advertising by Wendy's International, a harsher winter and higher fuel and utility costs, continued to adversely impact sales and profits in the first months of 2003. However, excluding the effects of weather and low consumer confidence, our business remains solid and we believe Meritage is on track to deliver solid financial performance for the balance of 2003. In short, we remain confident in our market position and believe that Wendy's high quality/high value offerings will continue to attract customers.

In 2003, we will continue our new store expansion plan with the anticipated construction of up to five new Wendy's restaurants. We will also continue to focus on service excellence and improving our operational processes. Finally, we will continue to evaluate both quick-casual and casual restaurant segments for franchise opportunities that would allow Meritage to leverage its core development and operational expertise.

Thank you for your loyal support as shareholders and customers. I hope to see you in our restaurants.



Robert E. Schermer, Jr.
Chief Executive Officer

Quick Facts

Meritage is the nation's only publicly traded "Wendy's Old Fashioned Hamburgers" restaurant franchisee. Meritage currently operates 46 Wendy's restaurants throughout Western and Southern Michigan serving more than seven million customers annually. Since commencing a major new store expansion plan in 1999, Meritage has opened 26 new Wendy's restaurants, making it one of the fastest growing Wendy's franchisees within the Wendy's franchise system.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 1, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____.

Commission File Number: 0-17442

MERITAGE HOSPITALITY GROUP INC.

(Exact name of registrant as specified in its charter)

Michigan *(State or other jurisdiction of incorporation or organization)*	**38-2730460** *(I.R.S. Employer Identification Number)*
1971 East Beltline Ave., N.E., Suite 200 **Grand Rapids, Michigan** *(Address of Principal Executive Offices)*	**49525** *(Zip Code)*

Registrant's Telephone Number, Including Area Code: **(616) 776-2600**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes __ No X

As of January 29, 2003, there were 5,342,900 common shares of the registrant outstanding. The aggregate market value of the common shares held by non-affiliates was $17,061,858 based on the closing sales price on the American Stock Exchange on the last business day of the registrant's most recently completed second fiscal quarter (i.e. May 31, 2002).

Documents Incorporated by Reference: None.

MERITAGE HOSPITALITY GROUP INC.
INDEX TO ANNUAL REPORT ON FORM 10-K

Part I		Page
Item 1 -	Business	3
Item 2 -	Properties	7
Item 3 -	Legal Proceedings	8
Item 4 -	Submission of Matters to Vote of Security-Holders	9
Part II		
Item 5 -	Market for Registrant's Common Equity and Related Stockholder Matters	9
Item 6 -	Selected Financial Data	11
Item 7 -	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A -	Quantitative and Qualitative Disclosures About Market Risk	21
Item 8 -	Financial Statements and Supplementary Data	22
Item 9 -	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	22
Part III		
Item 10 -	Directors and Executive Officers of the Registrant	23
Item 11 -	Executive Compensation	25
Item 12 -	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	26
Item 13 -	Certain Relationships and Related Transactions	26
Item 14 -	Controls and Procedures	26
Item 15 -	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	27

Forward-Looking Statements

Certain statements contained in this report that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. Meritage undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.

Statements concerning expected financial performance, on-going business strategies and action which Meritage intends to pursue to achieve strategic objectives, constitute forward-looking information. Implementation of these strategies and achievement of such financial performance are subject to numerous conditions, uncertainties and risk factors, which could cause actual performance to differ materially from these forward-looking statements include, without limitation: competition; changes in the national or local economy; changes in consumer tastes and views about quick-service food or the safety of menu items offered; severe weather; changes in travel patterns; increases in food, labor, fuel and energy costs; the availability and cost of suitable restaurant sites; the ability to finance expansion; fluctuating interest rates; fluctuating insurance rates; the availability of adequate labor; directives issued by the franchisor regarding operations and national advertising; the general reputation of Wendy's restaurants; and the recurring need for renovation and capital improvements. Also, Meritage is subject to extensive government regulations relating to, among other things, zoning, minimum wage, public health, and the operation of its restaurants. Because Meritage's operations are concentrated in certain areas of Michigan, a marked decline in this local economy could adversely affect its operations.

PART I

Item 1. Business.

The Company

Meritage Hospitality Group Inc. is the nation's only publicly traded "Wendy's Old Fashioned Hamburgers" restaurant franchisee. Meritage serves approximately seven million customers annually through its operation of 46 Wendy's restaurants in Western and Southern Michigan. All restaurants are operated pursuant to franchise agreements with Wendy's International, Inc., the franchisor of the nationally recognized quick-service restaurant system that operates under the distinctive "Wendy's" brand name. In 2002, Meritage built eight new Wendy's restaurants, six at new locations and two that replaced 25-year old structures. The Company's growth strategy is to expand its Wendy's business through the development of new restaurants within the Company's designated market area, and through the development and/or acquisition of Wendy's restaurants in other market areas. The Company may also evaluate the acquisition or development of other franchised restaurant concepts.

Meritage was incorporated in Michigan in 1986, and is currently engaged in the quick-service restaurant business. The Company owns approximately 70% of its restaurant properties and leases the remaining properties.

Meritage's principal executive office is located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525. Its telephone number is (616) 776-2600, its facsimile number is (616) 776-2776, and its website address is *www.meritagehospitality.com*. The Company's Wendy's restaurants are operated by Wendy's of Michigan, a Michigan limited partnership that is owned by a wholly-owned subsidiary of Meritage. For convenience, Meritage and its subsidiaries are collectively referred to as "Meritage" or "the Company" throughout this report.

Operations

Meritage's restaurants are located in the Michigan counties of Allegan, Calhoun, Ionia, Kalamazoo, Kent, Muskegon, Newaygo, Ottawa and Van Buren. This includes the metropolitan areas encompassing the cities of Grand Rapids, Kalamazoo, Battle Creek, Muskegon and Holland. This geographical area generally comprises Meritage's designated market area.

Menu

Each Wendy's restaurant offers a diverse menu containing a variety of food items featuring hamburgers and chicken breast sandwiches, all of which are prepared to order with the customer's choice of condiments. The Wendy's menu includes other items such as chili, baked and French fried potatoes, chicken nuggets, freshly prepared salads, soft drinks, "Frosty" desserts and children's meals. Each Wendy's restaurant features soft drink products supplied by the Pepsi-Cola Company and its affiliates. Wendy's International maintains significant discretion over the menu items that are offered in the Company's restaurants.

Restaurant Layout and Operation

The Company's restaurants typically range from 2,700 to 3,400 square feet with a seating capacity of between 90 and 130 people, and are typically open from 10:00 a.m. until midnight. Generally, the dining areas are carpeted and informal in design, with tables for two to four people. All restaurants also feature a drive-through window. Sales from drive-through customers accounted for over half of the total restaurant sales in fiscal 2002.

A comprehensive reporting system provides restaurant sales and operating data (including product sales mix, food usage and labor cost information) with respect to each of the Company's restaurants. Physical inventories of all food items and restaurant supplies are taken weekly and monthly.

Marketing and Promotion

Wendy's International requires that at least 4% of the Company's restaurant sales be contributed to an advertising and marketing fund, 3% of which is used to benefit all restaurants owned and franchised by Wendy's International. The Wendy's National Advertising Program uses these funds to develop advertising and sales promotion materials and concepts to be implemented nationally. The remainder of the funds must be used on local advertising. The Company typically spends local advertising dollars in support of national television advertising, local television and radio advertising, print media, local promotions and community goodwill projects.

Raw Materials & Energy

The Company's restaurants comply with uniform recipe and ingredient specifications provided by Wendy's International. Food and beverage inventories and restaurant supplies are purchased from independent vendors that are approved by Wendy's International. Wendy's International does not sell food or supplies to the Company. The Company's principal sources of energy for its operations are electricity and natural gas.

The Company has not experienced any significant shortages of food, equipment, fixtures or other products that are necessary to restaurant operations. While no such shortages are anticipated, the Company believes that alternate suppliers are available if any shortage were to occur. To date, the supply of energy available to the Company has been sufficient to maintain normal operations.

Seasonality

The Company's business is subject to seasonal fluctuations. Like the rest of the quick-service industry, traffic typically increases during the summer months, which results in increased revenues during those months.

Relationship with Wendy's International

Meritage operates its restaurants pursuant to various agreements (including one franchise agreement for each restaurant) with Wendy's International. These agreements grant privileges such as the right to utilize Wendy's International's trademarks, service marks, designs and other proprietary rights (such as "Wendy's" and "Wendy's Old Fashioned Hamburgers") in connection with the operation of its Wendy's restaurants. These agreements also impose requirements regarding the preparation and quality of food products, the level of service, capital improvements, and general operating procedures. The Company's franchise agreements (including options to renew) range from approximately 24 to 29 years.

The franchise agreements with Wendy's International provide, among other things, that a change in the operational control of Wendy's of Michigan, or the removal of a guarantor of the franchise agreements, cannot occur without the prior consent of Wendy's International. In addition, any proposed sale of the Wendy's business, ownership interests or franchise rights is subject to the consent of, and a right of first refusal by, Wendy's International. These agreements also grant Wendy's International wide discretion over many aspects of the restaurant operations, and often require the consent of Wendy's International to carry out certain operational transactions. If Meritage requires the consent of Wendy's International to proceed with its business plans and such consent is not obtained, Meritage will not be able to proceed with its plans which, in turn, could adversely affect Meritage's growth strategy. If Meritage were to proceed without Wendy's International's consent, Wendy's International could terminate the franchise agreements or exercise its right to purchase the Wendy's restaurants.

Meritage's growth strategy involves the expansion of its restaurant operations through the development and acquisition of additional Wendy's restaurants. In addition to paying monthly fees, Meritage is required to pay Wendy's International a technical assistance fee upon the opening of new Wendy's restaurants. Meritage is permitted to develop new Wendy's restaurants and convert competitive units located in its designated market area subject to the standard expandability criteria and site standards of Wendy's International. Meritage is prohibited from acquiring or developing new Wendy's restaurants outside of its designated market area unless Wendy's International, in its sole discretion, consents. While the franchise agreements are in place, Meritage is also prohibited from acquiring or developing any other types of quick-service restaurants within Meritage's designated market area, or outside of Meritage's designated market area if the restaurant sells hamburgers, chicken sandwiches or products similar to Wendy's International, and is located within a three mile radius of another Wendy's restaurant. For two years after the expiration or termination of the franchise agreements, Meritage is prohibited from participating in any quick-service restaurant business that sells hamburgers, chicken sandwiches or products similar to Wendy's International, and is located within Meritage's designated market area.

The reputation of Meritage's restaurants is largely dependent on the entire Wendy's restaurant chain, which in turn is dependent upon the management and financial condition of Wendy's International and the performance of Wendy's restaurants operated by other Wendy's franchisees. Should Wendy's International be unable to compete effectively with similar restaurant chains in the future, Meritage would be materially and adversely affected. Furthermore, many of the attributes which lead to the success of Wendy's operations are factors over which Meritage has no control, such as national marketing, introduction of new products, quality assurance and other operational systems.

Meritage cannot conduct its Wendy's operation without its affiliation with Wendy's International. Any termination of the franchise agreements would have a material adverse effect on Meritage's financial condition and results of operations.

Personnel

Meritage employs approximately 1,700 people of which approximately 275 are full-time employees. The Company strives to maintain quality and uniformity throughout its restaurants by continual in-service training of employees and by field visits from Company supervisors and Wendy's International representatives. In general, the Company believes that it fosters a good working relationship with its employees.

Competition and Industry Conditions

Meritage operates within the quick-service restaurant ("QSR") industry. This industry is characterized by customers who are looking for convenient and quick meals that are ordered, paid for and picked up at a cash register. Within the quick-service market, the hamburger market segment comprises approximately half of the entire market (with the pizza, chicken, other sandwich, and Mexican and Asian market segments comprising a significant portion of the remainder). The hamburger market segment is dominated by McDonald's, Burger King and Wendy's. According to the National Restaurant

Association, the QSR industry is forecasted to have total sales of $121 billion in 2003, representing approximately 28% of the total sales for the entire restaurant industry. The restaurant industry has grown for more than 10 years, but has registered softer gains since 2000. According to the National Restaurant Association, the primary challenges facing the QSR industry in 2003 will be recruiting and retaining employees, building and maintaining sales volume, competition, a soft economy and labor costs.

Most of the Wendy's restaurants operated by the Company are located in close proximity to their principal quick-service restaurant competitors (*e.g.* McDonald's, Burger King and Taco Bell) who are highly competitive on the basis of price and value perception, service, location, food quality, menu variety, quality and speed of service, attractiveness of facilities, effectiveness of marketing and new product development. In recent years, and particularly in recent months, these competitors have attempted to draw customer traffic through a strategy of deeply discounting the price of their primary food products. While the Company has recently lowered certain of its menu prices, it does not believe that this is a profitable long-term strategy. Instead, it believes that the competitive position of a Wendy's restaurant is ultimately enhanced by its unique qualities such as the use of fresh ground beef, a diverse menu, food prepared to order with an emphasis on quality and taste, pleasant and speedy service, and the atmosphere of its restaurants.

The following table compares the Company's average same-store restaurant sales (for restaurants in full operation during the given year) to all franchised domestic Wendy's restaurants.

Fiscal Year	Meritage Operated Restaurants	Franchised Domestic Restaurants*
2001	$1,172,000	$1,164,000
2002	$1,142,000	$1,247,000

* Source: Wendy's International, Inc.

The Company intends to achieve growth by (i) developing new Wendy's restaurants in its existing market, (ii) developing and/or acquiring Wendy's restaurants in other markets, and (iii) increasing sales and maintaining low costs at existing Wendy's restaurants. Some of the Company's new stores may replace older and outdated units. The Company may also explore other acquisitions or developments that complement its Wendy's operations.

Risks and Governmental Regulations

Meritage is subject to numerous uncertainties and risk factors inherent in the food service industry. These include, among others: changes in local and national economic conditions; changes in consumer tastes and concerns about the nutritional quality of quick-service food; competition and promotional price discounting; severe weather; changes in travel patterns; road construction; the cost of food, labor, fuel and energy; the availability and cost of suitable restaurant sites; the ability to finance expansion; fluctuating interest rates; insurance costs; the availability of an adequate number of managers and hourly-paid employees; directives issued by the franchisor regarding its operations and nationally advertised pricing; the general reputation of Wendy's restaurants; and the recurring need for renovation and capital improvements.

Also, the Company is subject to various federal, state and local laws and governmental regulations relating to, among other things, zoning, restaurant operations, discharge of materials into the environment and minimum wages. Changes regarding minimum wage or other laws governing the Company's relationship with its employees (*e.g.* overtime wages, health care coverage, employment of minors, etc.) could have an adverse effect on the Company's operations. The Company's restaurants are also subject to public health certification regarding the preparation and sale of food. The Company believes its operations would be adversely affected if these permits were terminated. The Company does not anticipate, however, that its permits will be terminated.

Item 2. Properties.

Each Wendy's restaurant is built to specifications provided by Wendy's International as to its exterior style and interior decor. Typical freestanding restaurants are one-story brick buildings constructed on sites of approximately 40,000 square feet, with parking for 50 to 70 vehicles. The restaurants, which range from 2,700 to 3,400 square feet, typically have a food preparation area, a dining room with seating capacity for 90 to 130 persons, and a double pick-up window for drive-through service. The dimensions and layout of three Wendy's restaurants which are part of a combination store concept with a fuel purveyor are basically the same except that the restaurants are connected to a 3,500 square foot convenience store and gas station facility.

Of the 46 Wendy's restaurants that the Company operates, it (i) owns the land and buildings comprising 32 restaurants, (ii) leases the land and buildings comprising 13 restaurants, and (iii) owns the building and leases the land comprising one restaurant. The term of the leases (including options to renew) range from approximately 6 to 28 years. The structures range from being brand new to approximately 28 years old. The land and buildings owned by the Company are subject to encumbrances described in "Financing and Encumbrances."

The Company leases approximately 7,500 square feet of office space located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan, which serves as the corporate headquarters and the registered office of the Company and its subsidiaries. The office, which is equipped with a management training facility, is located only a few hundred feet from one of the Company's newer Wendy's restaurants.

The Company believes that its properties are adequately covered by insurance.

Financing and Encumbrances

In fiscal 1998 and 1999, the Company borrowed $11,740,000 from Captec Financial Group, Inc. ("Captec") to purchase existing Wendy's restaurants, refinance existing restaurant indebtedness, and build new restaurants. This long-term indebtedness is secured by the real estate and equipment of 13 Company-owned Wendy's restaurants. The Captec loans have terms ranging from fifteen to twenty years, require monthly payments of $99,980, and carry fixed interest rates that range from 7.8% to 8.5%.

From fiscal 1999 through fiscal 2002, the Company borrowed $16,178,000 from Fleet Business Credit, LLC ("Fleet") to build and equip 15 Wendy's restaurants. This long-term indebtedness is secured by the related real estate and equipment. The Fleet loans have 15-year terms and 20-year amortizations, require monthly payments of $138,070, and carry fixed interest rates ranging from 6.3% to 8.7%. The Company's CEO, Robert E. Schermer, Jr., has personally guaranteed over $4.6 million of the Fleet loans. These guarantees terminate three years from the date of the loan provided certain Company financial covenants and conditions are otherwise met.

Beginning in fiscal 2002, the Company borrowed $2,037,000 from General Electric Capital Business Asset Funding Corporation ("GE") to build and equip two Wendy's restaurants. This long-term indebtedness is secured by the related real estate and equipment. The GE loans have 10-year terms and 20-year amortizations, require monthly payments of $12,540, and carry floating interest rates equal to 2.55% over the 30-day LIBOR. The Company also has approximately $1,418,000 outstanding under a construction loan with GE for the development of one additional Wendy's restaurant. This construction loan requires monthly payments of interest only at a variable interest rate equal to the 30-day LIBOR plus 2.55% until conversion into a permanent mortgage loan, after which it will have terms and rates as noted above.

The Company also holds a $2.4 million forward commitment from GE to provide additional financing for the construction and equipment associated with the development of two additional Wendy's restaurants, and is considering a financing proposal for up to $6 million in additional financing to develop five additional Wendy's restaurants. Indebtedness under the commitments will be secured by the real estate and equipment of the new restaurants. The Company can choose between fixed interest rates (2.61% plus the 10-year Swap rate) or floating interest rates (2.55% over the 30-day LIBOR with an option to covert to a fixed rate during the first two years).

In December 2002, the Company borrowed $1,225,000 from Fifth Third Bank to build and equip one new restaurant. This long-term indebtedness is secured by the related real estate and equipment. This loan has a 5-year term and graduated amortization (from 18 to 13.5 years during the term of the loan), requiring graduated monthly payments (from $8,800 to $11,000 during the term of the loan), and carry a floating interest rate equal to Fifth Third Bank's prime rate.

The Captec, Fleet, GE and Fifth Third loan documents contain financial covenants that require the maintenance of certain financial ratios, and requirements that limit the amount of currently generated operating cash flow that can be utilized to fund corporate level expenses.

Finally, the Company has a $3.5 million revolving line of credit with Fleet requiring monthly payments of interest only at a variable interest rate equal to 30-day LIBOR plus 2.5% through July 2003 when any outstanding balance will be converted to a term loan that requires 48 monthly installments of principal and interest to fully amortize the loan. In late January 2003, Fleet agreed to extend the line of credit from July 2003 to December 31, 2003. As of January 29, 2003, the outstanding balance on the line of credit is approximately $380,000.

Item 3. Legal Proceedings.

The Company is involved in various routine legal proceedings that are incidental to its business. Except as noted below, all of these proceedings arose in the ordinary course of the Company's business and, in the opinion of the Company, any potential liability of the Company with respect to these legal proceedings will not, in the aggregate, be material to the Company's financial condition or operations. The Company maintains various types of insurance standard to the industry that cover (subject to deductibles) most legal proceedings brought against the Company.

In December 2001, the Company filed a complaint against the Michigan Department of Treasury in the Court of Claims seeking a refund of approximately $100,000 in Michigan Single Business Taxes ("SB Taxes") paid from 1991 through 1994 associated with fees paid to the Company's franchisor during those years (*WM Limited Partnership – 1998 v. Revenue Division, Department of Treasury, State of Michigan*, Case No. 01-18129-CM). The Company's position was that the tax payments related to these fees should be refunded because Wendy's International already paid taxes relating to these fees to the Department of Treasury, and because the fee at issue was incorrectly characterized as a "royalty" by the Department of Treasury. In September 2002, a settlement was reached wherein the Company received a full refund along with interest. The Company also received bills for unpaid SB Taxes from 1997 through

2000 of approximately $125,000 plus interest and penalties. As with the above-described tax matter for years 1991 through 1994, this matter is associated with fees paid to the franchisor that the Company believes were incorrectly characterized as a "royalty" by the Department of Treasury. A Department of Treasury Referee has been assigned to the matter and a conference will likely occur in 2003.

In the fall of 2002, vendees under a land contract with the Company relating to the sale of a former restaurant site committed various breaches (including nonpayment of taxes and monthly installments payments). While the Company sent "cure notices" to the vendees, to date no cure has occurred. The current principal balance on the land contract is approximately $363,000. The Company intends to exercise legal and equitable remedies (including foreclosure or forfeiture proceedings).

Item 4. Submission of Matters to a Vote of Security-Holders.

There were no matters submitted to a vote of security holders of the Company during the fourth quarter of fiscal 2002.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Market Information

Meritage's common shares have been listed on the American Stock Exchange under the symbol "MHG" since 1999. The following table sets forth the high and low closing sales prices reported by the American Stock Exchange for the Company's common shares for the two most recent fiscal years.

	High	Low
Fiscal Year Ended December 2, 2001		
First Quarter	$ 2.13	$ 1.88
Second Quarter	$ 2.40	$ 1.89
Third Quarter	$ 2.48	$ 2.15
Fourth Quarter	$ 3.65	$ 2.03

	High	Low
Fiscal Year Ended December 1, 2002		
First Quarter	$ 5.15	$ 3.60
Second Quarter	$ 5.50	$ 4.59
Third Quarter	$ 6.70	$ 5.00
Fourth Quarter	$ 6.75	$ 4.95

Holders

As of January 29, 2003, there were approximately 630 record holders of the Company's common shares, which the Company believes represents approximately 1,200 beneficial holders.

Dividends

Meritage paid no dividends on its common shares in the last two fiscal years. Because the Company intends to reinvest excess cash into the development of new Wendy's restaurants, it does not intend to pay any dividends on common shares in fiscal 2003. In addition, certain of the Company's loan agreements contain restrictions which may limit the Company's ability to declare a dividend.

Securities Authorized for Issuance Under Equity Compensation Plans

The following is information as of January 29, 2003:

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and right (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
1996 Management Equity Incentive Plan	706,525	$ 2.67	2,504
1996 Directors' Share Option Plan (1)	62,000	$ 5.31	0
2002 Management Equity Incentive Plan	223,730	$ 5.07	526,270
Equity compensation plans not approved by security holders:			
1999 Directors' Compensation Plan	(2)	(2)	(2)
2001 Directors' Share Option Plan (3)	8,000	$ 3.67	110,000
Total	1,000,255	$ 3.38	638,774

(1) The 1996 Directors' Share Option Plan terminated in April 2001. Certain options granted under the Plan remain outstanding.

(2) The 1999 Directors' Compensation Plan, as amended, was adopted by the Board of Directors in February 1999. Pursuant to the Plan, all non-employee directors receive a retainer of $1,000 for each meeting of the Board of Directors attended, and $1,000 for each committee meeting attended. The committee fees are reduced by 50% if the committee meeting is held on the same day as a Board meeting. Compensation is paid quarterly in arrears in the form of Company common shares which are priced at the average fair market value during the five trading days prior to the end of the fiscal quarter. The Plan will terminate pursuant to its terms on November 30, 2008.

(3) The 2001 Directors' Share Option Plan, as amended, was adopted by the Board of Directors in May 2001. The Plan provides for 120,000 common shares to be the subject of options which may be granted to non-employee directors. Under the Plan, non-employee directors are granted an option to purchase 5,000 common shares upon initial election to the Board, and another option to purchase 1,000 common shares upon each subsequent election. The committee administering the Plan may also, from time to time, grant additional options on such terms and conditions as the committee may determine. The Plan will terminate pursuant to its terms on May 15, 2006.

Item 6. Selected Financial Data.

In 2001, the Company elected a 52-53 week fiscal year for tax and financial reporting purposes. The fiscal year ends on the Sunday closest to November 30th. The following table sets forth the selected financial information of the Company for the fiscal years ended December 1, 2002 and December 2, 2001, and the fiscal years ended November 30, 1998, 1999 and 2000 (all of which contained 52 weeks).

(In thousands except for per share information)

	Fiscal Year Ended				
	2002	2001	2000	1999	1998
SUMMARY OF OPERATIONS					
Continuing operations					
Total revenue	$45,953	$38,356	$33,105	$29,752	$27,044
Operating expenses	43,278	36,649	33,407	28,898	27,590
Operating income (loss)	2,675	1,708	(302)	854	(546)
Earnings (loss) from continuing operations	709	532	(1,353)	322	(1,374)
Discontinued operations					
Loss from operations	-	-	-	-	(479)
Gain on disposal of business segment	-	-	-	150	3,711
Net earnings (loss)	709	532	(1,353)	472	1,131
Preferred stock dividends	27	27	33	40	108
Net earnings (loss) on common shares	683	505	(1,386)	432	1,023
Earnings (loss) per common share - basic					
Earnings (loss) from continuing operations	$ 0.13	$ 0.10	$ (0.25)	$ 0.05	$ (0.30)
Net earnings (loss)	$ 0.13	$ 0.10	$ (0.25)	$ 0.08	$ 0.21
Earnings (loss) per common share - diluted					
Earnings (loss) from continuing operations	$ 0.12	$ 0.10	$ (0.25)	$ 0.05	$ (0.30)
Net earnings (loss)	$ 0.12	$ 0.10	$ (0.25)	$ 0.08	$ 0.21
BALANCE SHEET DATA					
Property & equipment	$38,076	$28,781	$19,093	$16,684	$13,183
Net assets of discontinued operations	-	-	-	-	(594)
Total assets	46,756	37,881	27,045	25,201	24,964
Long-term obligations (1)	32,281	24,159	18,224	15,091	13,513
Stockholders' equity	7,609	6,337	4,531	5,883	5,434
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

(1) For comparative purposes, long-term obligations include current portions of long-term obligations.

Effective May 31, 1998, the Company began accounting for the operations of its former lodging industry segment as discontinued operations. The 1998 and 1999 selected financial data has been restated to reflect the former lodging industry segment as a discontinued operation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

The following summarizes the results of operations for the years ended December 1, 2002, December 2, 2001 and November 30, 2000.

	Statements of Operations					
	$ in Thousands			% of Revenue		
	2002	2001	2000	2002	2001	2000
Food and beverage revenue	$45,953	$38,356	$33,105	100.0%	100.0%	100.0%
Costs and expenses						
Cost of food and beverages	11,695	10,635	9,588	25.5	27.7	29.0
Operating expenses	26,349	21,998	19,658	57.3	57.4	59.4
General and administrative						
Restaurant operations	1,352	1,198	1,075	2.9	3.1	3.2
Corporate level expenses	1,239	1,177	813	2.7	3.1	2.5
Michigan single business tax	173	205	137	0.4	0.5	0.4
Depreciation and amortization	2,288	1,717	1,401	5.0	4.5	4.2
Goodwill amortization	182	182	182	0.4	0.5	0.5
(Gain) loss on impairment of assets	-	(464)	553	-	(1.2)	1.7
Total costs and expenses	43,278	36,648	33,407	94.2	95.6	100.9
Earnings (loss) from operations	2,675	1,708	(302)	5.8	4.4	(0.9)
Other income (expense)						
Interest expense	(1,982)	(1,515)	(1,361)	(4.3)	(4.0)	(4.1)
Interest income	100	106	98	0.2	0.3	0.3
Miscellaneous income	33	31	70	0.1	0.1	0.2
Loss (gain) on disposal of assets	(134)	217	142	(0.3)	0.6	0.4
Total other income (expense)	(1,983)	(1,161)	(1,051)	(4.3)	(3.0)	(3.2)
Earnings (loss) before income taxes	692	547	(1,353)	1.5	1.4	(4.1)
Income tax benefit (expense)	17	(15)	-	0.0	(0.0)	-
Net earnings (loss)	$ 709	$ 532	$ (1,353)	1.5%	1.4%	(4.1)%

Comparison of Fiscal Years 2002 and 2001

Revenue

Food and beverage revenue increased 19.8% in fiscal 2002 compared to fiscal 2001. This increase was almost entirely attributable to revenue from new restaurants. Quarterly revenue on a per restaurant basis for restaurants in full operation during the same quarters of fiscal 2002 and 2001 ("same store sales") is set forth below:

	2002	2001	Increase (Decrease)	Increase (Decrease)%
Fourth Quarter	$ 271,224	$ 289,942	$ (18,718)	(6.5)%
Third Quarter	302,937	303,959	(1,022)	(0.3)%
Second Quarter	295,328	287,763	7,565	2.6%
First Quarter	273,234	255,885	17,349	6.8%
Year to Date	$ 1,142,723	$ 1,137,549	$ 5,174	0.5%

The slight increase in same store sales in fiscal 2002 was attributable to (i) increased menu prices that increased the average customer ticket by approximately 2%, (ii) improved customer service times and better trained restaurant teams, and (iii) strong demand for Wendy's new "Garden Sensations" salads introduced in January 2002. As illustrated in the table above, the Company experienced a negative sales trend over the course of fiscal 2002. Factors contributing to this trend included (i) intense promotional discounting by the Company's major competitors, especially during the fourth quarter of fiscal 2002, (ii) a sluggish consumer spending environment, and (iii) an overall decline in the West Michigan economy including rising unemployment. These factors contributed to a decrease in customer traffic of approximately 2% in fiscal 2002 compared to fiscal 2001. This unfavorable sales trend has continued into the new fiscal year and follows the sales trend that has been reported throughout the quick-service restaurant industry. Management cautions that it is becoming increasingly difficult to accurately forecast how competitor discounting, current consumer spending trends and the current economic climate in West Michigan will affect the Company's future revenue.

Cost of Food and Beverages

The 7.9% reduction in cost of food and beverages from fiscal 2001 to fiscal 2002, from 27.7% of revenue to 25.5% of revenue, was largely due to improved food cost controls as the Company realized the benefits of a new food cost software program and improved operational procedures. Increased menu prices combined with declining beef and chicken costs also contributed to the second consecutive year of improvement in the cost of food and beverage percentage (this percentage has been reduced from 29.0% of revenue in fiscal 2000 to 25.5% of revenue in fiscal 2002). Most of the Company's food products are purchased under agreements negotiated by Wendy's International that are outside of the Company's control. The cost of food and beverage in fiscal 2001 and 2002 were in line with or below guidelines established by the Company and Wendy's International.

Operating Expenses

Operating expenses in fiscal 2002, as a percentage of revenue, were consistent with fiscal 2001 (57.3% in fiscal 2002 compared to 57.4% in fiscal 2001). Specific expense categories with significant year-to-year fluctuations are presented below:

	2002	2001	Increase (Decrease)
As a percentage of revenue:			
Labor and related expenses	33.7	34.0	(0.3)
Occupancy expenses	8.6	8.8	(0.2)
Other operating expenses	3.7	3.4	0.3

The decrease in labor and related expenses as a percentage of revenue was primarily the result of decreases in (i) hourly wages, (ii) training labor costs, and (iii) employee health insurance costs (in May 2002 the Company moved to a self-insured health care plan). The reduction in hourly wages was partially due to a slight decrease in the Company's average hourly wage rate of less than 1%, which followed an increase of only 2% in fiscal 2001. This wage rate trend is slightly better than that experienced by Wendy's International on a nationwide basis, but is reflective of the weaker economy in West Michigan. These reductions were partially offset by increases in store management salaries.

As a percentage of revenue, the decrease in occupancy expense was due to lower rent expense as the percentage of Company owned versus leased restaurants has increased over last year. Of the fourteen new stores opened since the beginning of fiscal 2001, thirteen are owned. Also, two previously leased restaurants were purchased this year. In total, 32 of 45 stores in operation at year-end were owned. The decrease in rent was partially offset by increases in property taxes, property insurance rates and utility costs.

The increase in other operating expenses was primarily due to monthly fees for the new food cost software program implemented in January 2002 which has helped reduce food costs.

General and Administrative

The decrease in general and administrative expenses as a percentage of revenue was primarily due to the increase in revenue. In 2001 the Company added new positions to facilitate its aggressive development plan, the costs of which were spread over higher sales volumes in 2002. General and administrative expenses for restaurant operations increased 12.8% in fiscal 2002 over fiscal 2001 while corporate level general and administrative expenses increased 5.3%. Of the increase, $47,000 was attributable to property taxes incurred on surplus land held for sale and development. The percentage increases compare favorably with the 19.8% increase in revenue. The decrease in Michigan Single Business Tax expense was due to a tax refund following the filing of amended tax returns.

Depreciation and Amortization

Increases in depreciation and amortization expense were primarily due to the depreciation of buildings and equipment associated with new restaurants (Meritage opened fourteen new restaurants since the beginning of fiscal 2001). Meritage owns the buildings and equipment associated with thirteen of these restaurants. Meritage also acquired four restaurant properties in the last two fiscal years that were previously leased. Restaurants at two of these locations were demolished and rebuilt in fiscal 2002. Additional depreciation resulted from remodeling five restaurants since the second quarter of 2001.

Sale of Impaired Assets

The gain on sale of impaired assets in fiscal 2001 resulted from the sale of a closed restaurant in March 2001. An impairment loss had been recognized in fiscal 2000.

Interest Expense

The increase in interest expense was primarily related to additional long-term debt of $8.0 million in fiscal 2002 to develop new restaurants, combined with a full year of interest expense on $6.4 million of long-term debt incurred in fiscal 2001 for the development of new restaurants. This increase was partially offset by a decrease in interest expense on capital leases that are nearing maturity (fourteen months remain on the lease terms). Most of the Company's long-term debt is at fixed interest rates. See Item 2 – Financing and Encumbrances of this report and Note F of the Company's financial statements (beginning on page F-1) for additional details regarding the Company's long-term debt.

(Loss) Gain on Disposal of Assets

The loss on disposal of assets in 2002 resulted primarily from the write-off of assets located at two previously leased restaurants that were purchased in May 2002. Meritage demolished and rebuilt these restaurants in fiscal 2002. The gain on disposal of assets in 2001 resulted from the sale of surplus property. As Meritage continues to proceed with its development plan, it may from time to time acquire surplus real estate adjacent to a restaurant site that it is developing that it will attempt to sell following the development of such restaurant. While the goal is to realize a gain on the disposition of such surplus real estate, there are no assurances that this will occur. The Liquidity and Capital Resources section of this item discusses current pending sales of surplus real estate.

Comparison of Fiscal Years 2001 and 2000

Revenue

Food and beverage revenue increased 15.9% in fiscal 2001 compared to fiscal 2000. This increase was primarily due to sales from new restaurants which provided a net increase in sales of $3,740,000 or 11.3% of the 15.9% increase. Quarterly revenue on a per restaurant basis for restaurants in operation during the same periods of fiscal 2001 and 2000 ("same store sales") is set forth below:

	2001	2000	Increase (Decrease)	Increase (Decrease)%
Fourth Quarter	$ 295,173	$ 295,735	$ (562)	(0.2)%
Third Quarter	322,958	294,388	28,570	9.7%
Second Quarter	296,697	287,533	9,164	3.2%
First Quarter	257,382	255,595	1,787	0.7%
Year to Date	$ 1,172,210	$ 1,133,251	$ 38,959	3.4%

The 3.4% increase in same store sales in fiscal 2001 was primarily attributable to increased menu prices that went into effect in the fourth quarter of fiscal 2000 and remained in effect throughout fiscal 2001. These price increases contributed to an increase in the average customer ticket of approximately 6%. The increase in same store sales was also attributable to a continued focus on key operating, training and productivity programs, and improved customer service times. Same store sales were negatively impacted by a decrease in customer traffic of approximately 3% in fiscal 2001 compared to fiscal 2000 due to (i) the discontinuance of certain discount card programs, (ii) competitive markets wherein the Company's primary competitors engaged in menu price discounting, and (iii) the declining condition of the local economy. In addition, fourth quarter revenue was adversely impacted by a decline in customer traffic for several weeks following the September 11th tragedy.

Cost of Food and Beverages

The 4.5% reduction in cost of food and beverages from fiscal 2000 to fiscal 2001, from 29.0% of revenue to 27.7% of revenue, was the result of increases in menu prices and improved food cost controls. Product cost increases somewhat offset the effect of the increased menu prices. Beef costs increased approximately 13% during this period and accounted for 22% of all food and beverage purchases in fiscal 2001. Most of the Company's food products are purchased under agreements negotiated by Wendy's International that are outside of the Company's control. The cost of food and beverage in fiscal 2000 and 2001 were in line with guidelines established by the Company and Wendy's International.

Operating Expenses

The following table illustrates operating expense categories with significant year-to-year fluctuations:

	2001	2000	Decrease
As a percentage of revenue:			
Labor and related expenses	34.0	34.6	0.6
Occupancy expenses	8.8	9.2	0.4
Advertising expenses	4.0	5.0	1.0

The decrease in labor and related costs as a percentage of revenue was primarily the result of reductions in crew and store management labor which occurred despite (i) increases in the average hourly rate of approximately 2%, and (ii) increases in store manager salaries in excess of 2%. The 2% increase in average hourly rate was the lowest annual increase in several years, and was slightly less than increases experienced by Wendy's International on a nationwide basis. Increases in training costs and workers compensation expense were partially offset by a reduction in health insurance costs following a restructuring of the Company's health insurance plan in 2001.

As a percentage of revenue, the decrease in occupancy expense for fiscal 2001 was due to (i) lower rent expense as a result of purchasing two restaurants in January 2001 that were previously leased and the closing of an outdated leased restaurant in August 2000, (ii) reduced utility expense, (iii) reduced business insurance costs brought about by a reduction in customer liability claims, and (iv) reduced building repair and maintenance costs.

The decrease in advertising expense as a percentage of revenue was primarily due to (i) the discontinuation of certain discount and coupon programs, (ii) less use of promotional products, and (iii) the replacement of billboard advertising with less expensive highway signage.

General and Administrative

General and administrative expenses for restaurant operations increased 17.5% in fiscal 2001 over fiscal 2000, compared to the 15.9% increase in revenue. As a percentage of revenue, general and administrative expenses were 3.3% in fiscal 2000 compared to 3.4% in fiscal 2001. The increase was primarily the result of (i) increased payroll costs related to supervisory, accounting and administrative personnel added to support new store openings and operations, (ii) costs related to the Company's office relocation and consolidation, and (iii) an increase in the use of outside computer consultants. The increase at the corporate level was due to (i) additional positions filled to facilitate the Company's new store growth, (ii) increased incentive pay based on improved operating results in fiscal 2001, and (iii) an increase in professional and consulting fees. The increase in Michigan Single Business Tax expense was due to the Company's improved operating results and the elimination of the capital acquisition deduction from the Michigan Single Business Tax calculation. These increases were partially offset by a reduction in public market expenses.

Depreciation and Amortization

The increase in depreciation and amortization expense was primarily due to the depreciation of buildings and equipment associated with new restaurants. Also contributing to the increase was (i) the January 2001 purchase of two restaurants that were previously leased, (ii) capital expenditures to remodel existing restaurants, and (iii) amortization of loan costs and franchise fees related to new restaurants. These increases were partially offset by reductions in depreciation associated with three closed restaurants (two closed in September 2000 and one closed in February 2001).

Sale of Impairment Assets

In fiscal 2001, the Company recorded a gain on the sale of impaired assets of $464,000 that resulted from the sale of two restaurant buildings that were written down to their estimated fair market value in fiscal 2000. The property and equipment at the restaurants had been written down in fiscal 2000 after these restaurants were listed for sale, resulting in an impairment loss in fiscal 2000 of $554,000.

Interest Expense

The increase in interest expense was primarily related to additional long-term debt of $6.4 million borrowed in fiscal 2001 to construct new restaurants, combined with a full year of interest expense on $4.4 million of long-term debt incurred in fiscal 2000 for the development of new restaurants. This increase was partially offset by a decrease in interest expense on capital leases that are nearing maturity, and the early retirement of certain equipment loans in March 2001. Nearly all of the Company's long-term debt was at fixed interest rates. As a percentage of revenue, there was no significant change in interest expense from fiscal 2000 to fiscal 2001.

Gain on Disposal of Assets

The gain on disposal of assets resulted from the sale of excess land at two restaurant sites in fiscal 2001 which was partially offset by losses on disposal of assets related to the corporate office relocation and the remodeling of three restaurants. In fiscal 2000, the gain on disposal of assets resulted from the sale of excess land at one restaurant and the receipt of insurance proceeds for replacement of fire damaged equipment.

Liquidity and Capital Resources

Cash Flows – Fiscal Year Ended December 1, 2002

Cash and cash equivalents ("cash") decreased $763,000 to $901,000 as of December 1, 2002:

Net cash provided by operating activities	$ 2,751,000
Net cash used in investing activities	(12,013,000)
Net cash provided by financing activities	8,499,000
Net decrease in cash	$ (763,000)

The $2,006,000 decrease in net cash provided by operating activities from fiscal 2001 to fiscal 2002 was primarily the result of the receipt of $3,000,000 in marketing funds from the Company's primary beverage supplier in March 2001. Since then, no additional marketing funds have been received. Partially offsetting this decrease was a $1,564,000 improvement in net earnings before depreciation and amortization, and gains/losses on the disposal/impairment of assets (non-cash adjustments to net earnings). The remaining decrease was primarily due to changes in current assets and liabilities.

Net cash used in investing activities increased $1,119,000. In fiscal 2002, the Company invested $11,923,000 in property, plant and equipment including (i) $8,342,000 used to develop new restaurants, (ii) $2,365,000 used to purchase two formerly leased restaurants and develop new restaurants on the sites, and (iii) $1,216,000 used to upgrade and remodel existing restaurants. This compares to $12,514,000 invested in 2001 in connection with (i) the development of new restaurants ($9,737,000), (ii) the purchase of two restaurants that were previously leased ($800,000), (iii) improvements to existing restaurants and offices ($881,000), and (iv) the purchase of surplus property held for sale or development ($1,096,000). In 2001, these investments in assets were offset by proceeds from the sale of assets of $1,779,000 including the sale of closed restaurant properties for $847,000 and the sale of surplus land for $932,000.

Net cash provided by financing activities increased $1,486,000 due to (i) a $2,096,000 increase in net loan proceeds (after net increases/reductions to the Company's line of credit) used to finance new store development, (ii) proceeds of $539,000 from a note receivable in February 2002, and (iii) a decrease in principal payments on long-term obligations including capital leases of $91,000. Also, in fiscal 2002 the Company made no open market purchases of the Company's common stock, compared to fiscal 2001 when $239,000 of Company stock was purchased. These increases in fiscal 2002 were offset by a decrease in cash provided by financing activities of $1,505,000 from a private placement of common stock in February 2001.

Cash Flows – Fiscal Year Ended December 2, 2001

Cash and cash equivalents ("cash") increased $876,000 to $1,664,000 as of December 2, 2001:

Net cash provided by operating activities	$ 4,756,000
Net cash used in investing activities	(10,893,000)
Net cash provided by financing activities	7,013,000
Net increase in cash	$ 876,000

Net cash provided by operating activities increased $4,020,000 as a result of (i) a $1,884,000 improvement in net earnings, (ii) the receipt of $3,000,000 in marketing funds from the Company's beverage supplier, and (iii) an increase in depreciation and amortization expense of $316,000. This improvement was partially offset by an increase of $1,092,000 from the net gain associated with the impairment and disposal of assets.

Net cash used in investing activities increased $6,338,000 and included (i) $9,737,000 used to develop new restaurants, (ii) $881,000 for upgrades and remodels at existing restaurants, (iii) the purchase of two restaurants that were previously leased for $800,000, and (iv) purchases of $1,096,000 for surplus land held for sale. This compares to $5,013,000 invested in fiscal 2000 including (i) $4,425,000 invested into new restaurants, and (ii) upgrades to existing restaurants of $588,000. These increases in investments in property and equipment from the prior year were partially offset by an increase in proceeds from the sale of assets of $1,587,000.

Net cash provided by financing activities increased $3,985,000 primarily due to (i) a $2,704,000 increase in new borrowings for the development of new restaurants, and (ii) an increase in proceeds from the issuance of common stock of $1,476,000 associated with a private placement in February 2001. These increases were slightly offset by increases in (i) principal payments on long-term obligations including capital leases of $378,000, and (ii) open market purchases of the Company's common stock of $206,000.

Financial Condition

As of December 1, 2002, current liabilities exceeded current assets by $3,178,000 compared to December 2, 2001, when current liabilities exceeded current assets by $2,033,000. Excluding the current portion of occupancy related long-term obligations and capital leases, current liabilities exceeded current assets by $1,694,000 at December 1, 2002, and by $978,000 at December 2, 2001. At these dates, the ratios of current assets to current liabilities were 0.32:1 and 0.52:1, respectively. The cash flows discussion explains the decrease in cash and the primary reasons for the decrease in working capital.

Excluding the $3,000,000 in marketing funds from the Company's primary beverage supplier in March 2001, the increase in cash flows from existing operations in fiscal 2002 was primarily due to initiatives to effectively manage growth and operational performance including improved cost controls. Management believes that, with results similar to those experienced in fiscal 2002, Meritage can meet its obligations from existing operations, including debt service and necessary capital improvements to existing restaurants, for the foreseeable future. However, because of Meritage's continued new store development plans and store remodel plans in fiscal 2003, certain liquidity issues remain including (i) negative cash flow experienced by new stores during the pre-opening and start-up phase of operations, (ii) the plan to continue making equity investments of 18% - 25% in new stores, and (iii) the negative sales trend experienced over the course of fiscal 2002 that has continued into fiscal 2003.

Capital investment into existing restaurants including store remodels is estimated at approximately $1,200,000 for fiscal 2003. It is anticipated that the capital resources for this investment will be from cash generated from existing operations and proceeds generated from the sale of surplus real estate which is discussed below. Meritage plans to open up to five new restaurants during fiscal 2003 depending on availability of capital. New restaurants require an investment in real estate and equipment. Investments average approximately $1.25 million per restaurant, of which Meritage typically invests $225,000 to $300,000 of equity per restaurant. Any remaining investment will be funded through long-term financing.

In July 2002, Meritage obtained a twelve month financing commitment from GE Capital Franchise Finance Corporation to build five new restaurants. The commitment requires a minimum 18% equity investment by Meritage. Borrowings are secured with mortgages maturing in ten years with monthly payments based on a 20-year amortization schedule which permit Meritage to select either a fixed or variable interest rate. As of January 29, 2003, Meritage has financed three restaurants under this commitment at variable interest rates equal to 2.55% plus the one month LIBOR rate (adjusted monthly). These loan agreements contain covenants similar to the covenants contained in Meritage's other existing loan agreements as described below. Meritage has received and is evaluating financing proposals containing similar terms as described above to provide additional financing for its planned new store growth.

Meritage's various loan and franchise agreements contain covenants requiring the maintenance of certain financial ratios including:

- Fixed Charge Coverage Ratio ("FCCR") of not less than 1.2:1 for the Wendy's operations;
- FCCR of not less than 1.2:1 for certain Wendy's restaurants subject to a real estate mortgage;
- FCCR of not less than 1.4:1 for certain Wendy's restaurants subject to both a real estate mortgage and a business value loan;
- Leverage Ratio (Funded Debt: Earnings Before Interest, Taxes, Depreciation and Amortization) not to exceed 5.5:1;
- Debt Service Coverage Ratio of not less than 1.2:1; and
- restrictions against using operating cash flow from the Wendy's business for other means if such use would cause the FCCR to be less than 1.2:1.

At December 1, 2002 Meritage was in compliance with these covenants.

The downward sales trend discussed above could have an impact on the Company's new store development plans or may delay plans until sales rebound. In response to the decline in revenue, the Company has reduced prices on certain menu items since year-end and is considering other sales promotions to compete with the extremely intense competition currently impacting the quick-service restaurant industry. Meritage has also implemented certain cost cutting measures and will continue to emphasize cost containment while evaluating additional cost cutting measures. To lessen the negative effect that the reduction in revenue may have on profits and cash flow, non-operating cash flow is expected during the first half of fiscal 2003 on contracts for the sale of surplus real estate totaling approximately $900,000. Excluding this surplus real estate, the Company has additional surplus real estate that management believes has a market value of between $400,000 and $600,000. In addition to cash generated from existing restaurant operations and from the sale of surplus real estate, Meritage could use the following other sources to meet its current obligations in fiscal 2003:

- utilizing cash balances;
- borrowing on its $3.5 million line of credit;
- financing or deferring capital expenditures and store remodels;
- deferring new store openings;
- financing or leasing equipment packages at new restaurants; and
- selling surplus real estate that might be acquired with future restaurant sites.

There can be no assurances, however, that Meritage will be able to complete the above activities or that completion would yield the results expected.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles accepted in the United States. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The significant accounting policies are discussed in Note A of the Company's financial statements (beginning on page F-1). These critical accounting policies are subject to judgments and uncertainties, which affect the application of these policies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. On an on-going basis, the Company evaluates its estimates. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. The material accounting policies that the Company believes are most critical to the understanding of the Company's financial position and results of operations that require significant management estimates and judgments are discussed below.

The Company is self-insured for health costs up to a certain stop loss level. The Company bases its estimated liability upon a review conducted by the Company and an independent broker of claims filed, and other historical data supplied by the independent broker. Because the Company has been self-insured for only a limited period (since May 2002), and because of the unpredictable nature of self-insurance, actual future events could result in adjustments to our estimated liability.

Income taxes are accounted for by using an asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial basis and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Because the Company has a significant net operating loss carryforward and future taxable income is uncertain, the ability to utilize the deferred tax assets is also uncertain. Therefore a valuation allowance in the amount of the net deferred tax assets has been recorded.

Depreciation is computed principally using the straight-line method based upon estimated useful lives ranging from 3 to 15 years for machinery and equipment and up to 30 years for property. Amortization of leasehold improvements is provided over the terms of the various leases. These estimates require assumptions which are believed to be reasonable. Long-lived assets are tested for impairment annually and when an event occurs that indicates an impairment may exist.

An accrual has been made for estimated Michigan single business taxes related to bills received from the Michigan Department of Treasury ("Treasury") for unpaid single business taxes for fiscal years 1997 through 2001, related to fees paid to the Company's franchisor (Wendy's International) during those years. Among other things, the Company believes these fees have been incorrectly characterized as a "royalty" by Treasury. The estimated liability was based on the settlement of litigation between the Company and Treasury related to the same matter for fiscal years 1991 through 1994 and on the tax treatment by Treasury of other quick-service restaurant franchisees relating to the same tax issue.

Inflation and Changing Prices

Inflation did not have a significant impact on the Company's operations in fiscal 2002. For several years prior to fiscal 2002, the food service industry was affected by a shortage of management and hourly employees. Rising wage rates, due to that shortage, negatively impacted the Company's prior year's operating results. Periodic increases in food, labor and other operating expenses such as fuel and utility costs, would normally be passed on to customers in the form of price increases. However, highly competitive market conditions could limit the Company's ability to offset higher costs through menu price increases.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Because all of Meritage's operations are in the United States, currency exposure is eliminated. All of Meritage's debt is in U.S. dollars and approximately 90% of its debt is at fixed interest rates which limits financial instrument risk. The Company's three recent mortgage loans at variable interest rates contain provisions to convert to a fixed interest rate between the seventh and twenty-fourth month after the loan closing date. This would allow the company to continue to limit exposure to interest rate fluctuations. Accordingly, Meritage does not utilize any derivatives to alter interest rate risk. In the normal course of business, Meritage purchases certain products (primarily food items) that can be affected by fluctuating commodity prices. Most of these products are purchased under agreements negotiated by Wendy's International that are outside Meritage's control. It is the Company's understanding that Wendy's utilizes various purchasing and pricing techniques in an effort to minimize volatility. As a result, Meritage does not make use of financial instruments to hedge commodity prices. While fluctuating commodity prices may impact the Company's cost of food, Meritage retains some ability to adjust its menu pricing to offset these increases.

Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data included in the report under this Item are set forth at the end of this report beginning on page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Directors, Executive Officers and Significant Employees

The following is information concerning the current directors, executive officers and significant employees of the Company as of January 29, 2003:

Name and Age (1)	Position	Common Shares Beneficially Owned Amount (2)	Percentage
Robert E. Schermer, Sr. (3) (4) 67	Chairman of the Board of Directors	772,400	14.4%
Robert E. Schermer, Jr. (3) (5) (6) 44	Chief Executive Officer and Director	678,823	12.3%
Robert E. Riley (3) (6) (7) 55	President and Director	647,861	11.8%
Robert H. Potts (6) 49	Vice President of Real Estate	74,203	1.4%
James R. Saalfeld (6) 35	Vice President, Secretary, Treasurer and General Counsel	93,936	1.7%
James P. Bishop (8) (9) 62	Director	42,770	*
Joseph L. Maggini (8) (9) 63	Director	253,102	4.7%
Jerry L. Ruyan (8) (9) 56	Director	141,151	2.6%
All Current Executive Officers and Directors as a Group (8 persons)		2,704,246	47.2%

* Less than 1%

(1) Unless otherwise indicated, the persons named have sole voting and investment power and beneficial ownership of the securities.
(2) Includes options held by non-employee directors to acquire from 6,000 to 9,000 shares pursuant to the 1996 Directors' Share Option Plan and the 2001 Directors' Share Option Plan.
(3) Executive Committee Member.
(4) Includes 5,000 shares held by Mr. Schermer, Sr.'s wife.
(5) Includes 6,850 shares held by Mr. Schermer, Jr. as a custodian for his minor child.
(6) Includes options presently exercisable, or exercisable within 60 days, pursuant to the 1996 Management Equity Incentive Plan and the 2002 Management Equity Incentive Plan as follows: for Mr. Schermer, Jr. 181,682 shares, for Mr. Riley 147,661 shares, for Mr. Potts 25,500 shares, and for Mr. Saalfeld 81,659 shares.
(7) Includes 7,500 shares held by a trust for the benefit of Mr. Riley's wife, and 10,275 shares held by Mr. Riley's spouse in an IRA account.
(8) Compensation Committee Member.
(9) Audit Committee Member.

Robert E. Schermer, Sr. has been a director of the Company since January 25, 1996. He is currently Senior Vice President and a Managing Director of Robert W. Baird & Co. Incorporated, an investment banking and securities brokerage firm headquartered in Milwaukee, Wisconsin. Mr. Schermer has held this position for more than five years. He is the father of Robert E. Schermer, Jr.

Robert E. Schermer, Jr. has been a director of the Company since January 25, 1996. He has been Chief Executive Officer of the Company since October 6, 1998. Mr. Schermer also served as President of the Company from October 1998 until October 2000, Treasurer of the Company from January 1996 until September 1996, and Executive Vice President from January 1996 until October 1998.

Robert E. Riley has been a director of the Company since May 2002, and has been the President of the Company since October 25, 2000. From 1984 until 1999, Mr. Riley was with Meijer Inc., a multi-billion dollar supermarket and general merchandise retailer, where he held the position of Senior Vice President, General Counsel and Secretary since 1986.

Robert H. Potts has been Vice President of Real Estate for the Company since March 5, 2001. From 1989 to 2001, Mr. Potts was with Meijer where he held the position of Senior Counsel. Mr. Potts is a licensed member of the Michigan Bar.

James R. Saalfeld has been Vice President, Secretary and General Counsel of the Company since March 20, 1996. Mr. Saalfeld has been Treasurer of the Company since June 2002. From 1992 until 1996, Mr. Saalfeld was with Dykema Gossett PLLC, a law firm headquartered in Detroit, Michigan. Mr. Saalfeld is a licensed member of the Michigan Bar.

James P. Bishop has been a director of the Company since July 16, 1998. He is a CPA and the President and majority owner of the Bishop, Gasperini & Flipse, P.C. accounting firm in Kalamazoo, Michigan, where he has worked since 1973. Mr. Bishop was appointed by Michigan's Governor to the Administrative Committee on Public Accountancy in 1993.

Joseph L. Maggini has been a director of the Company since January 25, 1996. Since founding the company in 1974, Mr. Maggini has served as President and Chairman of the Board of Magic Steel Corporation, a steel service center located in Grand Rapids, Michigan.

Jerry L. Ruyan has been a director of the Company since October 24, 1996. Since 1995, Mr. Ruyan has been a partner in Redwood Holdings, Inc. He is a founder, and a former officer and director, of Meridian Bioscience, Inc., a producer of medical diagnostic products. In addition, Mr. Ruyan is Chairman of the Board of Schonstedt Instrument Company, and from October 1999 to February 2002, Mr. Ruyan served as Chairman and CEO of Hemagen Diagnostics, Inc. (HMGN:NAS), a manufacturer of medical diagnostic test kits.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and persons who own more than ten percent of the Company's common shares to file reports of ownership with the SEC and to furnish the Company with copies of these reports. Based solely upon its review of reports received by it, or upon written representation from certain reporting persons that no reports were required, the Company believes that during fiscal 2002 all filing requirements were met except for Mr. Schermer, Sr. who untimely reported a purchase of 1,000 common shares owned by his wife.

Item 11. Executive Compensation.

The following table sets forth information regarding compensation paid by the Company to its Chief Executive Officer and executive officers or significant employees earning in excess of $100,000 in fiscal 2002:

SUMMARY COMPENSATION TABLE					
		ANNUAL COMPENSATION		LONG-TERM COMPENSATION	
Name and Principal Position	Fiscal Year	Salary	(1) Bonus	Securities Underlying Options	Other Annual Compensation
Robert E. Schermer, Jr. Chief Executive Officer	2002 2001 2000	$ 172,000 (2) $ 150,500 (2) $ 136,585	$ 39,715 $ 34,848 $ ---	71,631 90,000 20,205	--- --- ---
Robert E. Riley President	2002 2001 2000	$ 170,150 (2) $ 145,000 $ 21,367 (3)	$ 39,715 $ 34,848 $ --- (3)	71,631 190,000 ---	--- --- ---
James R. Saalfeld Vice President, General Counsel, Secretary & Treasurer	2002 2001 2000	$ 113,096 $ 107,125 $ 93,817	$ 25,860 $ 22,616 $ 5,000	54,018 27,500 ---	--- --- ---
Robert H. Potts Vice President of Real Estate	2002 2001	$ 112,346 $ 74,136 (3)	$ 25,860 $ 17,366 (3)	22,000 15,000	--- ---

(1) Includes bonuses earned during the fiscal year but paid in the next fiscal year.
(2) Also received an annual automobile allowance.
(3) Reflects salary and bonus for partial year of employment.

Stock Options

The following tables contain information concerning the grant of stock options to the executives and employees identified in the Summary Compensation Table and the appreciation of such options:

OPTION GRANTS IN FISCAL 2002						
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal 2002	Exercise Price ($ per share)	Expiration Date	5%	10%
Robert E. Schermer, Jr.	71,631	28.0 %	(1)	(1)	$217,338	$550,773
Robert E. Riley	71,631	28.0 %	(1)	(1)	$217,338	$550,773
James R. Saalfeld	54,018	21.1 %	(2)	(2)	$161,359	$408,913
Robert H. Potts	22,000	8.6 %	(3)	(3)	$57,440	$145,564

(1) Messrs. Schermer and Riley each received two separate option grants during fiscal 2002: (a) 16,275 shares with an exercise price of $3.68 and an expiration date of 12/18/11, and (b) 55,356 shares with an exercise price of $5.16 and an expiration date of 5/21/12.
(2) Mr. Saalfeld received two separate option grants during fiscal 2002: (a) 15,000 shares with an exercise price of $3.68 and an expiration date of 12/18/11, and (b) 39,018 shares with an exercise price of $5.16 and an expiration date of 5/21/12.
(3) Mr. Potts received two separate option grants during fiscal 2002: (a) 15,000 shares with an exercise price of $3.68 and an expiration date of 12/18/11, and (b) 7,000 shares with an exercise price of $5.16 and an expiration date of 5/21/12.

FISCAL 2002 OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES				
Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable
Robert E. Schermer, Jr.	---	---	155,248 / 121,588	$335,993 / $229,339
Robert E. Riley	---	---	115,176 / 146,455	$265,292 / $311,205
James R. Saalfeld	---	---	67,177 / 52,082	$140,375 / $53,390
Robert H. Potts	---	---	13,000 / 24,000	$28,313 / $38,588

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Other than certain of the Company's directors and officers as identified in Item 10 above, no other shareholders are known by the Company to beneficially own 5% or more of the Company's outstanding common shares as of January 29, 2003, except for Peter D. Wierenga who reported beneficial ownership of 271,109 (5.0%) on November 9, 2000. Mr. Wierenga's business address is reported in his Schedule 13D as 3703 S. Division Ave., Grand Rapids, Michigan 49503.

As required by Item 201(d) of Regulation S-K, the Company incorporates in this Item 12 the Equity Compensation Plan Information table contained in Item 5 of this report.

Item 13. Certain Relationships and Related Transactions.

No new items to report.

Item 14. Controls and Procedures.

As of December 1, 2002, an evaluation was completed under the supervision and with the participation of the Company's management, including the Company's Chief Executive Office, President, General Counsel and Controller, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management including the Chief Executive Office, President, General Counsel and Controller, concluded that the Company's disclosure controls and procedures were effective as of December 1, 2002. There have been no significant changes to the Company's internal controls or other factors that could significantly affect internal controls subsequent to December 1, 2002.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)(1) and (2) Financial Statements and Schedules.

All financial statements and schedules required to be filed by Item 8 of this Form and included in this report are set forth at the end of this report beginning on page F-1. No additional financial statements or schedules are being filed since the requirements of paragraph (d) under Item 14 are not applicable to the Company.

(a)(3) Exhibit List.

The following documents are exhibits to this Annual Report:

Exhibit No.	Description of Document
3.1	Amended and Restated Articles of Incorporation (1).
3.2	Restated and Amended Bylaws (2).
4.1	Certificate of Designation of Series A Convertible Preferred Shares (3).
10.1	Sample Construction Loan Agreement with Captec Financial Group, Inc. (4).
10.2	Sample Promissory Note with Captec Financial Group, Inc. regarding real estate financing (4).
10.3	Sample Mortgage with Captec Financial Group, Inc. regarding real estate financing (4).
10.4	Sample Promissory Note with Captec Financial Group, Inc. regarding leasehold financing (4).
10.5	Sample Mortgage with Captec Financial Group, Inc. regarding leasehold financing (4).
10.6	Sample Promissory Note with Captec Financial Group, Inc. regarding business value financing (4).
10.7	Sample Security Agreement with Captec Financial Group, Inc. regarding business value financing (4).
10.8	Sample Loan Agreement with Fleet Business Credit Corporation (5).
10.9	Sample Promissory Note with Fleet Business Credit Corporation (5).
10.10	Sample Mortgage with Fleet Business Credit Corporation (5).
10.11	Sample Guaranty with Fleet Business Credit Corporation (5).
10.12	Line of Credit, Term Loan & Security Agreement with Fleet Business Credit Corporation (6).
10.13	Promissory Note for Line of Credit with Fleet Business Credit Corporation (6).

10.14 Sample Promissory Note with GE Capital Franchise Finance Corporation (7).

10.15 Sample Mortgage with GE Capital Franchise Finance Corporation (7).

10.16 Sample Guaranty with GE Capital Franchise Finance Corporation (7).

10.17 Sample Construction Loan Agreement with GE Capital Franchise Finance Corp. (8).

10.18 Consent Agreement dated May 16, 1997 between Wendy's International, Inc., Wendy's of Michigan, Meritage Hospitality Group Inc., MHG Food Service Inc., Meritage Capital Corp., MCC Food Service Inc., Robert E. Schermer, Jr. and Christopher B. Hewett, with sample Unit Franchise Agreement, Guaranties, and Release of Claims attached as exhibits (9).

10.19 Agreement and Consent dated August 7, 1998 between WM Limited Partnership - 1998, Meritage Hospitality Group Inc., MHG Food Service Inc., Meritage Capital Corp., MCC Food Service Inc., Robert E. Schermer, Jr., and Christopher B. Hewett (4).

10.20 Agreement and Consent dated December 16, 1998 between WM Limited Partnership - 1998, Meritage Hospitality Group Inc., MHG Food Service Inc., Meritage Capital Corp., MCC Food Service Inc., S & Q Management, LLC, Robert E. Schermer, Jr., Christopher B. Hewett, and Ray E. Quada (10).

10.21 Agreement and Consent dated June 11, 2001 between WM Limited Partnership - 1998, Meritage Hospitality Group Inc., MHG Food Service Inc., RES Management, LLC, S & Q Management, LLC, Robert E. Schermer, Jr. and The Estate of Ray E. Quada (11).

10.22 Sample indemnification agreement for officers and directors of the Company (12).

10.23 Indemnification Agreement dated February 18, 2002 among Meritage Hospitality Group Inc., MHG Food Service Inc., WM Limited Partnership - 1998, RES Management, LLC, and Robert E. Schermer, Jr. (11).

10.24 Guaranty by Meritage Hospitality Group Inc. to Huntington National Bank dated March 1, 2002 relating to Promissory Note by Robert E. Schermer, Jr. to Huntington National Bank (13).

Management Compensatory Contracts

10.25 Amended 1996 Management Equity Incentive Plan (14).

10.26 Amended 1996 Directors' Share Option Plan (9).

10.27 Amended 2001 Directors' Share Option Plan (11).

10.28 Amended 1999 Directors' Compensation Plan (15).

10.29 2002 Management Equity Incentive Plan (16).

---

21 Subsidiaries of the Registrant (11).

23 Consent of Grant Thornton LLP (8).

Exhibits previously filed and incorporated by reference from:

(1) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 2000.
(2) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended June 2, 2002.
(3) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 1996.
(4) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended August 31, 1998.
(5) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 1999.
(6) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended August 31, 2000.
(7) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended September 1, 2002.
(8) Filed herewith.
(9) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 1997.
(10) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 1998.
(11) The Annual Report on Form 10-K for the Company's fiscal year ended December 2, 2001.
(12) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 1997.
(13) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended March 3, 2002.
(14) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 2000.
(15) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 2001.
(16) Registration Statement No. 333-88876 on Form S-8 filed with the SEC on May 23, 2002.

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERITAGE HOSPITALITY GROUP INC.

Dated: February 7, 2003

By /s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr.
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert E. Schermer, Sr. Robert E. Schermer, Sr.	Chairman of the Board of Directors	February 7, 2003
/s/ Robert E. Schermer, Jr. Robert E. Schermer, Jr.	Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2003
/s/ Robert E. Riley Robert E. Riley	President and Director	February 7, 2003
/s/ William D. Badgerow William D. Badgerow	Controller (Principal Financial & Accounting Officer)	February 7, 2003
/s/ James P. Bishop James P. Bishop	Director	February 7, 2003
/s/ Joseph L. Maggini Joseph L. Maggini	Director	February 7, 2003
/s/ Jerry L. Ruyan Jerry L. Ruyan	Director	February 7, 2003

Certification of Principal Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
and Securities and Exchange Commission Release 34-46427

I, Robert E. Schermer, Jr., the principal executive officer of Meritage Hospitality Group Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Meritage Hospitality Group Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 7, 2003

/s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr.
Principal Executive Officer

Certification of Principal Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
and Securities and Exchange Commission Release 34-46427

I, William D. Badgerow, the principal financial officer of Meritage Hospitality Group Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Meritage Hospitality Group Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 7, 2003

/s/ William D. Badgerow
William D. Badgerow, Controller
(Principal Financial Officer)

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. § 1350, as adopted pursuant to
§ 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Annual Report of Meritage Hospitality Group Inc. (the "Company") on Form 10-K for the period ending December 1, 2002 (the "Report"), I, Robert E Schermer, Jr., Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 7, 2003

MERITAGE HOSPITALITY GROUP INC.

By: /s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr.
Chief Executive Officer

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. § 1350, as adopted pursuant to
§ 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Annual Report of Meritage Hospitality Group Inc. (the "Company") on Form 10-K for the period ending December 1, 2002 (the "Report"), I, William D. Badgerow, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 7, 2003

MERITAGE HOSPITALITY GROUP INC.

By: /s/ William D. Badgerow
William D. Badgerow, Controller
(Chief Financial Officer)

INDEX TO FINANCIAL STATEMENTS

MERITAGE HOSPITALITY GROUP INC. AND SUBSIDIARY

	Page
Report of Independent Certified Public Accountants	F-2
Financial Statements	
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-5
Consolidated Statements of Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-10

Report of Independent Certified Public Accountants

Board of Directors
Meritage Hospitality Group Inc.

We have audited the accompanying consolidated balance sheets of Meritage Hospitality Group Inc. (a Michigan corporation) and subsidiary as of December 1, 2002 and December 2, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Meritage Hospitality Group Inc. and subsidiary as of December 1, 2002 and December 2, 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 1, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Southfield, Michigan
December 19, 2002
(except for Note F, of which
the date is January 31, 2003)

Meritage Hospitality Group Inc. and Subsidiary

Consolidated Balance Sheets

December 1, 2002 and December 2, 2001

ASSETS

	December 1, 2002	December 2, 2001
Current Assets		
Cash and cash equivalents	$ 901,113	$ 1,663,900
Receivables	235,766	129,162
Inventories	208,197	202,708
Prepaid expenses and other current assets	161,189	201,885
Total Current Assets	1,506,265	2,197,655
Property, Plant and Equipment, net	38,076,198	28,780,582
Other Assets		
Note receivable	362,994	362,736
Assets held for sale	728,383	472,725
Goodwill, net of amortization of $879,874 and $698,345, respectively	4,429,849	4,611,378
Franchise costs, net of amortization of $129,943 and $93,917, respectively	995,057	881,083
Financing costs, net of amortization of $90,466 and $64,108, respectively	591,475	477,787
Deferred charges and other assets	65,423	96,889
Total Other Assets	7,173,181	6,902,598
Total Assets	$ 46,755,644	$ 37,880,835

Meritage Hospitality Group Inc. and Subsidiary

Consolidated Balance Sheets - Continued

December 1, 2002 and December 2, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 1, 2002	December 2, 2001
Current Liabilities		
Current portion of long-term obligations	$ 1,141,281	$ 748,444
Current portion of obligations under capital lease	341,993	306,305
Trade accounts payable	1,466,713	1,583,295
Income taxes payable	-	17,264
Accrued liabilities	1,733,840	1,575,278
Total Current Liabilities	4,683,827	4,230,586
Long-Term Obligations	30,736,582	22,701,377
Obligations Under Capital Lease	60,749	402,742
Deferred Revenue	3,665,137	4,209,108
Commitments and Contingencies (Notes H, I, K, O and P)	-	-
Stockholders' Equity		
Preferred stock - $0.01 par value shares authorized: 5,000,000; 200,000 shares designated as Series A convertible cumulative preferred stock shares issued and outstanding: 29,520 (liquidation value - $295,200)	295	295
Common stock - $0.01 par value shares authorized: 30,000,000 shares issued: 5,900,351 and 5,878,413, respectively shares outstanding: 5,342,800 and 5,323,799, respectively	53,428	53,238
Additional paid in capital	13,584,800	13,534,302
Note receivable from sale of shares	-	(538,900)
Accumulated deficit	(6,029,174)	(6,711,913)
Total Stockholders' Equity	7,609,349	6,337,022
Total Liabilities and Stockholders' Equity	$ 46,755,644	$ 37,880,835

The accompanying notes are an integral part of these financial statements.

Meritage Hospitality Group Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 1, 2002, December 2, 2001, and November 30, 2000

	2002	2001	2000
Food and beverage revenue	$ 45,952,990	$ 38,356,360	$ 33,104,982
Cost and expenses			
Cost of food and beverages	11,695,390	10,634,688	9,587,701
Operating expenses	26,348,642	21,998,347	19,657,914
General and administrative expenses	2,763,970	2,580,966	2,024,949
Depreciation and amortization	2,469,796	1,898,615	1,582,613
(Gain) loss on impairment of assets	-	(463,952)	553,549
Total cost and expenses	43,277,798	36,648,664	33,406,726
Earnings (loss) from operations	2,675,192	1,707,696	(301,744)
Other income (expense)			
Interest expense	(1,981,855)	(1,514,861)	(1,360,986)
Interest income	99,961	105,708	98,004
Miscellaneous income	33,356	30,975	69,797
(Loss) gain on disposal of assets	(134,347)	217,064	142,167
Total other expense	(1,982,885)	(1,161,114)	(1,051,018)
Earnings (loss) before income taxes	692,307	546,582	(1,352,762)
Income tax benefit (expense) - current	17,000	(15,000)	-
Net earnings (loss)	709,307	531,582	(1,352,762)
Preferred stock dividends	26,568	26,568	33,318
Net earnings (loss) on common shares	$ 682,739	$ 505,014	$ (1,386,080)
Earnings (loss) per common share - basic	$ .13	$ .10	$ (.25)
Earnings (loss) per common share - diluted	$ .12	$ .10	$ (.25)
Weighted average shares outstanding – basic	5,332,134	5,236,149	5,489,710
Weighted average shares outstanding – diluted	5,685,789	5,287,007	5,489,710

The accompanying notes are an integral part of these financial statements.

Meritage Hospitality Group Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity

Years Ended December 1, 2002, December 2, 2001, and November 30, 2000

	Series A Convertible Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From Sale of Shares	Accumulated Deficit	Total
Balance at December 1, 1999	$ 445	$ 57,519	$13,316,795	$ (1,660,962)	$ (5,830,847)	$ 5,882,950
Issuance of 30,464 shares of common stock	-	304	67,437	-	-	67,741
Transfer of 15,000 shares of convertible preferred shares for 80,001 common shares	(150)	800	(650)	-	-	-
Surrender of 1,392,858 common shares for note receivable	-	(13,929)	(1,647,033)	1,660,962	-	-
Purchase of 14,600 shares of common stock	-	(146)	(33,292)	-	-	(33,438)
Preferred stock dividends paid	-	-	-	-	(33,318)	(33,318)
Net loss	-	-	-	-	(1,352,762)	(1,352,762)
Balance at November 30, 2000	295	44,548	11,703,257	-	(7,216,927)	4,531,173
Issuance of 978,211 shares of common stock	-	9,783	2,068,341	(538,900)	-	1,539,224
Purchase of 109,296 shares of common stock	-	(1,093)	(237,296)	-	-	(238,389)
Preferred stock dividends paid	-	-	-	-	(26,568)	(26,568)
Net earnings	-	-	-	-	531,582	531,582
Balance at December 2, 2001	$ 295	$ 53,238	$13,534,302	$ (538,900)	$ (6,711,913)	$ 6,337,022

Meritage Hospitality Group Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity - Continued

Years Ended December 1, 2002, December 2, 2001, and November 30, 2000

	Series A Convertible Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From Sale of Shares	Accumulated Deficit	Total
Balance at December 3, 2001	$ 295	$ 53,238	$13,534,302	$ (538,900)	$ (6,711,913)	$ 6,337,022
Payment received on note receivable from sale of common stock	-	-	-	538,900	-	538,900
Issuance of 19,001 shares of common stock	-	190	50,498	-	-	50,688
Preferred stock dividends paid	-	-	-	-	(26,568)	(26,568)
Net earnings	-	-	-	-	709,307	709,307
Balance at December 1, 2002	$ 295	$ 53,428	$13,584,800	$ -	$ (6,029,174)	$ 7,609,349

The accompanying notes are an integral part of these financial statements.

Meritage Hospitality Group Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 1, 2002, December 2, 2001, and November 30, 2000

	2002	2001	2000
Cash Flows From Operating Activities			
Net earnings (loss)	$ 709,307	$ 531,582	$ (1,352,762)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities			
Depreciation and amortization	2,469,796	1,898,615	1,582,613
Compensation paid by issuance of common stock	28,000	34,478	38,991
Loss (gain) on disposal of assets	134,347	(217,064)	(142,167)
(Gain) loss on impairment of assets	-	(463,952)	553,549
(Decrease) increase in deferred revenue	(543,971)	2,422,985	(88,305)
Decrease (increase) in current assets			
Receivables	(106,604)	(69,557)	21,634
Inventories	(5,489)	25,315	(20,460)
Prepaid expenses and other current assets	40,696	(34,517)	(7,691)
Increase (decrease) in current liabilities			
Trade accounts payable	(116,582)	206,953	130,663
Income taxes payable	(17,264)	15,000	(2,736)
Accrued liabilities	158,562	406,570	22,952
Net cash provided by operating activities	2,750,798	4,756,408	736,281
Cash Flows From Investing Activities			
Proceeds from disposal of assets	41,436	1,779,056	192,500
Proceeds from insurance - fire	-	-	84,000
Purchase of property, plant and equipment	(11,916,966)	(11,418,474)	(5,133,408)
Purchase of assets held for sale	(5,658)	(1,095,578)	-
Payment for franchise agreement	(150,000)	(175,000)	(75,000)
Collection on notes receivable	-	-	475,000
Decrease (increase) in deferred charges and other assets	18,392	16,337	(99,200)
Net cash used in investing activities	(12,012,796)	(10,893,659)	(4,556,108)

Meritage Hospitality Group Inc. and Subsidiary

Consolidated Statements of Cash Flows - Continued

Years Ended December 1, 2002, December 2, 2001, and November 30, 2000

	2002	2001	2000
Cash Flows From Financing Activities			
Proceeds from long-term obligations	$ 8,005,871	$ 6,441,453	$ 4,419,589
Proceeds from borrowings on line of credit	3,295,238	2,650,000	-
Principal payments on long-term obligations	(791,996)	(831,576)	(483,321)
Payments on line of credit	(2,081,071)	(1,967,500)	-
Payments of financing costs	(157,546)	(160,995)	(66,366)
Payments on obligations under capital lease	(306,305)	(357,767)	(328,236)
Payments on notes payable	-	-	(475,000)
Proceeds from issuance of common stock	22,688	1,504,746	28,750
Purchase of common stock	-	(238,389)	(33,438)
Payment received on note receivable	538,900	-	-
Preferred stock dividends paid	(26,568)	(26,568)	(33,318)
Net cash provided by financing activities	8,499,211	7,013,404	3,028,660
Net increase (decrease) in cash	(762,787)	876,153	(791,167)
Cash and cash equivalents - beginning of year	1,663,900	787,747	1,578,914
Cash and cash equivalents - end of year	$ 901,113	$ 1,663,900	$ 787,747
Supplemental Cash Flow Information			
Cash paid for interest	$ 1,956,000	$ 1,499,000	$ 1,358,000
Cash paid for income taxes	$ -	$ -	$ 2,736
Schedule of Non-Cash Investing and Financing Activities			
Sale of impaired asset			
Selling price of asset	$ -	$ 400,000	$ -
Note receivable obtained from buyer	-	365,000	-
Cash down payment received from buyer	$ -	$ 35,000	$ -
Issuance of 250,000 shares of common stock in exchange for note receivable	$ -	$ 538,900	$ -

Transfer of 15,000 shares of convertible preferred stock into 80,001 shares of common stock in 2000.

The accompanying notes are an integral part of these financial statements.

Note A - Nature of Business and Significant Accounting Policies

The Company currently conducts its business in the quick-service restaurant industry operating 45 Wendy's Old Fashioned Hamburgers restaurants under franchise agreements with Wendy's International, Inc. All operations of the Company are located in Michigan.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, MHG Food Service Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market as determined by the first-in, first-out method. Inventories consist of restaurant food items, beverages and serving supplies.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method based upon estimated useful lives ranging from 3 to 15 years for machinery and equipment and up to 30 years for property. Amortization of leasehold improvements is provided over the terms of the various leases.

Income Taxes

Income taxes are accounted for by using an asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial basis and tax basis of assets and liabilities. Deferred tax, assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Franchise Agreement Costs

Costs capitalized under the Company's franchise agreements are amortized using the straight-line method over the terms of the individual franchise agreements including options to renew.

Financing Costs

Financing costs are amortized using the straight-line method over the terms of the various loan agreements.

Note A - Nature of Business and Significant Accounting Policies (Continued)

Goodwill and Long-Lived Assets

The cost in excess of net assets acquired (goodwill) is amortized using the straight-line method over thirty years (the term of the franchise agreements including options to renew). The Company performs a review for impairment of goodwill and long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Undiscounted estimated future cash flows of an asset are compared with its carrying value, and if the cash flows are less than the carrying value, an impairment loss is recognized (see *Recently Issued Accounting Standards* under Note A). In 2002, there was no impact to the financial statements due to this review. However, in 2001 the Company recorded a gain on the sale of impaired assets of $463,952. This gain resulted from the sale of two restaurant buildings that were written down to estimated fair market value in 2000. In 2000, the Company closed one of these restaurants and listed the other restaurant for sale due to the opening of a new restaurant in the same market area. The property and equipment owned by the Company at these locations were written down to an estimated fair market value resulting in an impairment loss in 2000 of $553,549.

Obligations Under Capital Lease

Lease transactions relating to certain restaurant buildings are classified as capital leases. These assets have been capitalized and the related obligations recorded based on the present values of the minimum lease payments at the inception of the leases. Amounts capitalized are being amortized over the terms of the leases.

Advertising Costs and Other Franchise Fees

Fees due under the Company's franchise agreements and advertising costs are based primarily on a percentage of monthly food and beverage revenue. These costs are charged to operations as incurred. Advertising expense was approximately $1,838,000, $1,521,000 and $1,667,000 for the years ended December 1, 2002, December 2, 2001, and November 30, 2000, respectively.

Credit Risk

The Company maintains cash deposits in excess of federally insured limits of $100,000.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

For stock options granted under the Company's stock option plans (see Note N), the Company follows the provisions of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for these option grants.

Note A - Nature of Business and Significant Accounting Policies (Continued)

Recently Issued Accounting Standards

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting ("SFAS") 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

- All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

- Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights, or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

- Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Beginning in fiscal year 2003, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

- Beginning in fiscal year 2003, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

- All acquired goodwill must be assigned to reporting units for purposes of impairment testing.

The Company is in the process of determining the impact of these pronouncements on its financial statements.

In December 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal years beginning after June 15, 2002. The Company does not expect this pronouncement to have an impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001.

Note A - Nature of Business and Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (continued)

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends SFAS No. 13, "Accounting for Leases', to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modification that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this statement related to the rescission of SFAS No. 4 will be applied in fiscal years beginning after May 15, 2002. The Company is in the process of evaluating the impact of this statement on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal 2003.

In June 2002, the FASB issues SFAS No. 146, "Accounting for Exit or Disposal Activities". This statement addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with the exit and disposal activities, including restructuring activities, that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement also addresses accounting and reporting standards for costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement or an individual deferred-compensation contract. This statement will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company is in the process of evaluating the impact of this statement on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal 2003.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments which include cash and cash equivalents, receivables, notes receivable, trade accounts payable and long-term obligations, approximate their fair values.

Self-Insurance

The Company is self-insured for health costs up to a certain stop loss level. The Company bases its estimated the liability upon a review by the Company and an independent broker of claims filed (and other historical data) and claims incurred but not reported.

Note A - Nature of Business and Significant Accounting Policies (Continued)

Fiscal Period

The Company has elected a 52/53 week fiscal period for tax and financial reporting purposes. The fiscal period ends on the Sunday closest to November 30. The three years in the period ended December 1, 2002 each contained 52 weeks.

Earnings (Loss) Per Common Share

Basic earnings per share is computed by dividing earnings on common shares by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share for the years ended December 1, 2002, December 2, 2001, and November 30, 2000:

	2002	2001	2000
Numerators			
Earnings (loss) from continuing operations	$ 709,307	$ 531,582	$ (1,352,762)
Less preferred stock dividends	26,568	26,568	33,318
Earnings (loss) on common shares - basic and diluted	$ 682,739	$ 505,014	$ (1,386,080)
Denominators			
Weighted average common shares outstanding - basic	5,332,134	5,236,149	5,489,710
Effect of dilutive securities Stock options	353,655	50,858	-
Weighted average common shares outstanding - diluted	5,685,789	5,287,007	5,489,710

For 2002, 2001 and 2000, convertible preferred stock was not included in the computation of diluted earnings per common share because the effect of conversion would be antidilutive. For 2000, exercisable stock options were not included in the computation of diluted earnings per share because the exercise of stock options would be antidilutive.

Note B – Financial Statement Presentation

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

Note C - Property, Plant and Equipment

Property, plant and equipment are summarized as follows at December 1, 2002 and December 2, 2001:

	2002	2001
Land and improvements	$ 14,791,974	$ 10,050,918
Buildings and improvements	15,777,169	12,129,702
Furnishings and equipment	10,237,452	8,419,624
Leasehold improvements	1,090,097	1,154,861
Leased property/capital leases	983,292	983,292
Construction in progress	1,584,649	444,544
	44,464,633	33,182,941
Less accumulated depreciation and amortization	(6,388,435)	(4,402,359)
	$ 38,076,198	$ 28,780,582

Depreciation and amortization expense was approximately $2,196,000, $1,638,000, and $1,332,000 for the years ended December 1, 2002, December 2, 2001, and November 30, 2000, respectively.

Note D - Note Receivable

Note receivable consisted of the following at December 1, 2002 and December 2, 2001:

	2002	2001
Land contract receivable, collateralized by land and building, requiring monthly payments of $2,678 including interest at 8.0% from March 2002 through February 2004, when the remaining balance is due.	$ 362,994	$ 365,000
Less current portion	-	2,264
	$ 362,994	$ 362,736

Note E - Accrued Liabilities

Accrued liabilities consist of the following at December 1, 2002 and December 2, 2001:

	2002	2001
Payroll and related payroll taxes	$ 920,511	$ 894,008
Property taxes	452,520	367,518
Interest expense	130,639	105,090
Other expenses	230,170	208,662
	$ 1,733,840	$ 1,575,278

Note F - Long-Term Obligations

Long-term obligations consist of the following at December 1, 2002 and December 2, 2001:

	2002	2001
Mortgage notes payable, due in monthly installments totaling $241,859 including interest at fixed and variable rates ranging from 3.99% to 8.70% (with an average rate of 7.30%) maturing from October 2012 through November 2019. Certain of these notes are partially guaranteed by an officer of the Company.	$ 28,233,946	$ 19,267,717
Notes payable, due in monthly installments totaling $10,802 including interest at 8.15% through September 2013.	930,514	981,999
Fixed rate equipment notes payable, due in monthly installments totaling $14,413 including interest ranging from 8.02% to 8.39% maturing from June 2006 through December 2007.	619,553	736,793
Variable rate equipment notes payable, requiring monthly payments of principal increasing from $8,066 to $11,241 over the remaining terms of the notes, plus interest equal to the 30 day commercial paper plus 2.5% (total rate at December 1, 2002, 3.69%), maturing from January 2007 through December 2007.	544,704	636,242
Amount payable under $3.5 million revolving line of credit, requiring monthly payments of interest only at a variable interest rate equal to 30 day LIBOR plus 2.5% (total rate at December 2, 2001, 3.94%) through December 2003, when any outstanding principal will be converted to a term loan requiring 48 monthly installments of principal and interest.	362,135	1,000,000
Construction loan payable, with interest accruing at a variable interest rate equal to 30 day LIBOR plus 2.75% (total rate at December 1, 2002, 4.19%) until conversion to a permanent mortgage loan; the permanent mortgage loan will require monthly installments of principal and interest based on a 20 year amortization and a variable interest rate equal 30 day LIBOR plus 2.55% at the time of conversion. The loan will mature 10 years from the time of conversion.	1,187,011	827,070
	31,877,863	23,449,821
Less current portion	1,141,281	748,444
	$ 30,736,582	$ 22,701,377

Substantially all property, plant and equipment owned by the Company is pledged as collateral.

Note F - Long-Term Obligations (Continued)

Minimum principal payments on long-term obligations to maturity as of December 1, 2002 are as follows:

2003	$ 1,141,281
2004	1,342,236
2005	1,451,785
2006	1,558,310
2007	1,589,422
Thereafter	24,794,829
	$ 31,877,863

Loan covenants of the various loan agreements include requirements for maintenance of certain financial ratios. At December 1, 2002 the Company was in compliance.

Note G - Income Taxes

Deferred tax assets and liabilities at December 1, 2002 and December 2, 2001 consist of the following:

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 1,444,000	$ 1,378,000
AMT credit carryforward	141,000	141,000
Goodwill	199,000	137,000
Asset impairment	22,000	11,000
Accrued compensation	11,000	11,000
Accrued expenses	3,000	5,000
Contribution carryover	73,000	73,000
	1,893,000	1,756,000
Deferred tax liabilities:		
Property and equipment - cost basis	(81,000)	(81,000)
Depreciation	(705,000)	(231,000)
Amortization	(43,000)	(32,000)
Capital leases	(144,000)	(96,000)
Other	(2,000)	-
	(975,000)	(440,000)
Less valuation allowance	(918,000)	(1,316,000)
Net deferred tax liability	$ -	$ -

The net operating loss carryforwards expire through years ending in 2022.

Note G - Income Taxes (Continued)

The income tax provision reconciled to the tax computed at the statutory federal rate for continuing operations was as follows for the years ended December 1, 2002, December 2, 2001, and November 30, 2000:

	2002	2001	2000
Tax expense (benefit) at statutory rates applied to income before federal income tax	$ 235,000	$ 186,000	$ (460,000)
Permanent differences	-	3,000	(420,000)
Other	146,000	(56,000)	(6,000)
Valuation allowance (decrease) increase	(398,000)	(118,000)	886,000
	$ (17,000)	$ 15,000	$ -

Note H - Lease Commitments

The Company leases land and buildings used in operations under operating agreements, with remaining lease terms including renewal options ranging from six to twenty-eight years.

Total lease expense (including taxes, insurance and maintenance when included in rent) related to all operating leases and all percentage rentals were as follows for the years ended December 1, 2002, December 2, 2001, and November 30, 2000:

	2002	2001	2000
Minimum rentals	$ 713,863	$ 758,307	$ 557,879
Percentage rentals	279,211	335,470	424,474
	$ 993,074	$1,093,777	$ 982,353

Note H - Lease Commitments (Continued)

Leases for eight restaurant buildings (excluding land which is accounted for as an operating lease) have been capitalized. Minimum future obligations under capital leases and noncancellable operating leases in effect are as follows:

Years Ending	Capital Leases	Operating Leases
2003	$ 369,575	$ 597,672
2004	61,596	437,449
2005	-	414,412
2006	-	414,412
2007	-	414,412
Thereafter	-	2,904,783
Total minimum lease obligations	431,171	$ 5,183,140
Less amount representing interest imputed at approximately 11%	28,429	
Present value of minimum lease obligations	$ 402,742	

The present value of minimum lease obligations is reflected in the balance sheets as current and long-term obligations under capital lease.

Accumulated amortization of leased property under capital leases was $803,300 at December 1, 2002, and $637,100 at December 2, 2001.

In addition to minimum future obligations, percentage rentals may be paid under all restaurant leases on the basis of percentage of sales in excess of minimum prescribed amounts.

Note I - Deferred Revenue

The Company has entered into long-term agreements with its beverage suppliers. The agreements require the Company to purchase 1,948,000 gallons of fountain beverage syrup from the suppliers over the terms of the agreements. In exchange, the Company received $4,948,000 in marketing and conversion funds which, in accordance with the terms of the agreements, will be recognized as revenue as the gallons of fountain beverage syrup are purchased. At December 1, 2002 and December 2, 2001, 1,264,000 and 1,440,000 gallons, respectively, remained to be purchased under the agreements.

Note J - Series A Convertible Cumulative Preferred Stock

The Company previously designated a series of non-voting preferred stock. The shares have an annual dividend rate of $0.90 per share and the payment of the dividends is cumulative. The shares are convertible into common shares at the conversion price of $7.00 per share. The shares have a liquidation value of $10.00 per share.

Under certain conditions relating to the market value of the Company's common stock, the Company has the option to cause the preferred stock to be converted into common stock.

Note K - Note Receivable from Sale of Shares (related party contingency)

The Company had a note receivable from the Company's Chief Executive Officer ("CEO) in the amount of $538,900. This note was received to facilitate his purchase of 250,000 shares of the Company's common stock in a private placement in February 2001. The note was repaid in full including interest at 8.0% in February 2002. The proceeds received by the Company from the CEO to repay the note were from a bank loan obtained by the CEO, which is secured with the 250,000 shares as collateral. The Company has guaranteed the indebtedness of the CEO to the bank in the amount of $538,900. Under the terms of an indemnification agreement between the Company and the CEO, in the event that the Company becomes liable for this indebtedness, the Company would be subrogated to the bank's rights and remedies. The indemnification agreement also provides that, if at any time during the term of the agreement the Company's stock price closes below $3.00 per share for two consecutive trading days, the Company may order the CEO to repay the outstanding balance on the CEO's bank loan. If the CEO fails to pay off the bank loan, the Company has the right, to pay off the CEO's bank loan and take possession of the 250,000 shares securing the bank debt. In such event, the CEO agrees to pay any costs incurred by the Company in acquiring free and clear possession of the stock.

Note L - Employee Benefit Plans

The Company maintains a 401(k) plan that covers substantially all of its employees. Contributions to the plan may be made by plan participants through elective salary deductions and by the Company (which are at the Company's discretion). Contributions to the plan and plan expenses paid by the Company totaled $5,484, $28,445 and $3,400 for the years ended December 1, 2002, December 2, 2001, and November 30, 2000, respectively.

Note M – Related Party

An officer of the Company has provided personal guarantees to Wendy's International to facilitate the granting of Wendy's franchise agreements.

Note N - Stock Option Plans

The 1996 Management Equity Incentive Plan, as amended, authorized 725,000 shares of common stock to be granted for options that may be issued under the plan. In May 2002 shareholders approved the 2002 Management Equity Incentive Plan authorizing 750,000 shares of common stock to be granted for options that may be issued under this plan. The Compensation Committee of the Board of Directors (which is comprised of independent directors) has the discretion to designate an option to be an incentive share option or a non-qualified share option. The Plans provide that the option price is not less than the fair market value of the common stock at the date of grant. Options granted under the Plans become exercisable pursuant to a vesting schedule adopted by the Compensation Committee which administers the Plan. Vesting schedules for options outstanding range from immediate to five years. Options granted under the Plans may have a term from one to ten years. For options outstanding at December 1, 2002, the range of exercise prices was $1.50 per share to $5.16 per share; the weighted average exercise price was $3.01 per share; and the weighted average remaining option term was approximately 8.2 years.

The 1996 Directors' Share Option Plan (the "1996 Plan") and the 2001 Directors' Share Option Plan (the "2001 Plan") provide for the non-discretionary grant of options to non-employee directors of the Company. The 1996 Plan terminated pursuant to its terms in 2001. However options granted under the 1996 Plan remain valid for the period of the respective option grants. The 2001 Plan, which became effective in May 2001, allows for the grant of additional options for a maximum of 120,000 shares. The 2001 Plan provides that the option price is the last closing sales price of the common stock on the date of grant. The 2001 Plan provides that each non-employee director, on the date such person becomes a non-employee director, will be granted options to purchase 5,000 shares of common stock. Provided that such person is still serving as a non-employee director, they will automatically be granted options to purchase 1,000 additional shares each year thereafter on the date of the Annual Shareholders' Meeting and may, from time to time, be granted additional options on such terms and conditions as adopted by the Compensation Committee that administers the Plan. Options granted under the 2001 Plan have a term of ten years and vest immediately. For options outstanding under both plans at December 1, 2002, the range of exercise prices was $1.38 per share to $7.00 per share; the weighted average exercise price was $5.12 per share; and the weighted average remaining option term was approximately 4.9 years.

Note N - Stock Option Plans (Continued)

The following table summarizes the changes in the number of common shares under stock options granted pursuant to the preceding plans:

	1996 and 2002 Management Equity Incentive Plan		1996 and 2001 Directors' Share Option Plans	
	Shares Under Option	Average Option Price Per Share	Shares Under Option	Average Option Price Per Share
Outstanding at December 1, 1999	414,034	$4.19	74,000	$5.35
Granted during 2000	22,705	$2.42	5,000	$2.25
Outstanding at November 30, 2000	436,739	$4.10	79,000	$5.51
Granted during 2001	430,000	$2.18	5,000	$2.17
Exercised during 2001	(8,471)	$1.69	-	-
Forfeited during 2001	(269,293)	$5.70	(10,000)	$6.63
Outstanding at December 2, 2001	588,975	$2.30	74,000	$4.76
Granted during 2002	256,280	$4.63	5,000	$5.16
Exercised during 2002	(7,500)	$3.03	(9,000)	$2.15
Forfeited during 2002	(22,500)	$3.03	-	-
Outstanding at December 1, 2002	815,255	$3.01	70,000	$5.12
Exercisable at:				
November 30, 2000	180,306	$5.33	79,000	$5.51
December 2, 2001	235,339	$2.41	74,000	$4.76
December 1, 2002	428,215	$2.82	70,000	$5.12
Available for grant at:				
November 30, 2000	288,261		41,000	
December 2, 2001	127,554		115,000	
December 1, 2002	643,774		110,000	

The Financial Accounting Standard Board has issued Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). The Statement established a fair value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all of their stock compensation plans. However, the statement allows companies to continue measuring compensation for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net earnings and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted.

Note N - Stock Option Plans (Continued)

The fair value of each grant is estimated on the date of grant using the Black-Scholes option - pricing model with the following weighted average assumptions for grants in 2002, 2001 and 2000: dividend yield of 0%; expected volatility of 42.50% in 2002, 40.22% in 2001, and 60.6% in 2000; risk-free interest rates ranging from 5.63 - 5.64% in 2002, 5.2% - 5.6% in 2001, and 6.6% - 6.8% in 2000; and expected life of ten years.

The Company has not adopted the optional fair value accounting provisions of SFAS No. 123. Accordingly, SFAS No. 123 has no impact on the Company's financial position or results of operations, since all options have been granted to employees and directors.

The Company accounts for the stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized. Had compensation cost for the plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net earnings (loss) and net earnings (loss) per common share would have been as follows for the years ended December 1, 2002, December 2, 2001, and November 30, 2000:

	2002	2001	2000
Net earnings (loss)			
As reported	$ 709,307	$ 531,582	$ (1,352,762)
Pro forma	$ (2,732)	$ (29,118)	$ (1,399,969)
Net earnings (loss) per share			
As reported	$ 0.13	$ 0.10	$ (0.25)
Pro forma	$ (0.00)	$ (0.01)	$ (0.26)

Note O - Commitments and Contingencies

As of December 1, 2002, the Company has forward commitments and financing proposals totaling $8,400,000 to finance the land and building for seven additional restaurants. The commitments are for 10-year real estate mortgages (20-year amortization) at variable interest rates equal to 2.55% over the 30 day LIBOR, or fixed interest rates equal to 2.26% - 2.61% over the then current 10 year treasury rate.

The Company is a 19% owner of a real estate development that is the lessor of one of the Company's restaurants opened in 2001. As a 19% owner, the Company has guaranteed 19% of the outstanding loan balance of approximately $2.8 million. This loan was used to finance the acquisition and development of this real estate.

As of December 1, 2002, the Company has capital expenditure commitments outstanding related to new restaurants totaling approximately $850,000.

Note P - Legal Proceedings

The Company is involved in certain routine legal proceedings which are incidental to its business. All of these proceedings arose in the ordinary course of the Company's business and, in the opinion of the Company, any potential liability of the Company with respect to these legal actions will not, in the aggregate, be material to the Company's financial condition or operations. The Company maintains various types of insurance standard to the industry which would cover most actions brought against the Company.

Note Q – Quarterly Financial Data (Unaudited)

Year ended December 1, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Food and beverage revenue	$ 10,437,712	$ 11,694,052	$ 12,427,270	$ 11,393,956
Cost of food and beverages	2,750,091	2,972,859	3,147,528	2,824,912
Operating expenses	6,084,465	6,570,615	6,995,203	6,698,359
Net earnings (loss)	(137,939)	251,340	442,897	153,009
Basic earnings (loss) per common share	(0.03)	0.05	0.08	0.03
Diluted earnings (loss) per common share	(0.03)	0.04	0.08	0.03

Year ended December 2, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Food and beverage revenue	$ 8,206,244	$ 9,401,172	$ 10,325,627	$ 10,423,317
Cost of food and beverages	2,236,923	2,630,087	2,877,423	2,890,255
Operating expenses	4,945,054	5,306,401	5,791,278	5,955,614
Net earnings (loss)	(405,125)	506,393	396,146	34,168
Basic and diluted earnings (loss) per common share	(0.08)	0.09	0.07	0.01

DIRECTORS & OFFICERS

Board of Directors

James P. Bishop (1, 2)
President
Bishop, Flipse & Meyer, P.C.
(Public Accounting Firm)
Kalamazoo, Michigan

Joseph L. Maggini (1, 2*)
President
Magic Steel Corporation
(Steel Service Company)
Grand Rapids, Michigan

Robert E. Riley (3)
President of Meritage
Grand Rapids, Michigan

Jerry L. Ruyan (1*, 2)
Partner
Redwood Venture Group, Ltd.
(Investment/Venture Capital Company)
Cincinnati, Ohio

Robert E. Schermer, Jr. (3)
Chief Executive Officer of Meritage
Grand Rapids, Michigan

Robert E. Schermer, Sr.* (3*)
Senior Vice President
Robert W. Baird & Co.
(Investment Bankers)
Grand Rapids, Michigan

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
* Chairman

Officers

Robert E. Schermer, Jr.
Chief Executive Officer

Robert E. Riley
President

Robert H. Potts
Vice President of Real Estate

James R. Saalfeld
Vice President, General Counsel, Secretary and Treasurer

INVESTOR INFORMATION

Stock Listing
Listed on the American Stock Exchange under the symbol MHG.

Shareholders of Record
There are 5,345,866 common shares issued and outstanding which are held by approximately 1,300 beneficial owners.

Quarterly Common Share Data
The table sets forth the range of per share high and low closing sales prices reported by the American Stock Exchange for the two most recent fiscal years:

Fiscal 2002	High	Low
First Quarter	$ 5.15	$ 3.60
Second Quarter	5.50	4.49
Third Quarter	6.70	5.00
Fourth Quarter	6.75	4.95
Fiscal 2001	**High**	**Low**
First Quarter	$ 2.13	$ 1.88
Second Quarter	2.40	1.89
Third Quarter	2.48	2.15
Fourth Quarter	3.65	2.03

Independent Auditors
Grant Thornton LLP
Southfield, Michigan

Legal Counsel
Keating, Muething & Klekamp, PLL
Cincinnati, Ohio

Myers, Nelson, Dillon & Shierk, PLLC
Grand Rapids, Michigan

Transfer Agent
Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop # 10AT66
Cincinnati, Ohio 45202
(800) 837-2755 or (513) 579-5320
http://investordirect.53.com

Annual Meeting
May 20, 2003
9:00 a.m. Eastern Time
Corporate Offices
1971 East Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525

Investor Inquiries
Questions concerning Meritage should be directed to:

Robert E. Schermer, Jr., CEO
Meritage Hospitality Group Inc.
1971 East Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525
Telephone: (616) 776-2600
Facsimile: (616) 776-2776






Wendy's
OLD FASHIONED
HAMBURGERS

MERITAGE IS #1

In an independent consumer survey conducted in 2002, Meritage's Wendy's restaurants ranked #1 among its West Michigan competitors (McDonald's, Burger King and Arby's) in the following categories:

#1 Highest quality food
#1 Really cares about its customers
#1 Best value for the money
#1 Best tasting hamburgers
#1 Most nutritious food
#1 Fresh, crisp toppings
#1 Most pleasant dining atmosphere
#1 Most consistent service
#1 Does the best job
#1 Cleanest dining rooms
#1 Personal favorite
#1 Juicy beef in hamburger
#1 Best tasting salads
#1 Best tasting chicken
#1 Cleanest restrooms
#1 Best order accuracy
#1 Most friendly employees
#1 Best place to satisfy late night hunger

Source: Wendy's International (prepared by ORC International)


Wendy's
OLD FASHIONED
HAMBURGERS

MERITAGE
HOSPITALITY
GROUP

1971 EAST BELTLINE AVE., N.E., SUITE 200
GRAND RAPIDS, MI 49525
TELEPHONE: (616) 776-2600
FACSIMILE: (616) 776-2776
WEBSITE: www.meritagehospitality.com